EXHIBIT 99.1
Annual Information Form
(in respect of the financial year ended December 31, 2006)
March 29, 2007

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TABLE OF CONTENTS
(continued)

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Information contained herein is provided as of December 31, 2006, and all dollar references herein are to United States dollars, unless otherwise stated. Where Canadian currency is described herein it will be expressed as C$.
A glossary of terms used in this Annual Information Form is set out at pages 47 and 48 of this document.
CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking information based on current expectations. This information (which would also be forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995) includes, but is not limited to, statements about the operations, business, anticipated results, developments, trends, financial condition, priorities, targets, ongoing objectives, strategies and outlook of the Stratos Global Corporation (“Stratos” or the “Corporation”) for the current financial year and subsequent periods. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.
This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the Corporation’s perception of historical trends, current conditions and expected future developments as well as other factors the Corporation believes are appropriate in the circumstances.
By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation’s control, affect the operations, performance and results of the Corporation and its business, and could cause actual results to differ materially from the expectations expressed in any of this forward-looking information. These factors include, but are not limited to, the risks described herein under “Narrative Description of the Business – Risk Factors”. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on forward-looking information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For additional information with respect to these and other risks or factors, reference should be made to the Corporation’s continuous disclosure materials and documents filed from time to time with Canadian securities regulatory authorities, available at www.sedar.com.
INDUSTRY, MARKET AND OTHER DATA
The data included in this annual information form regarding industry, markets, ranking and other similar data, including the size of certain markets and the Corporation’s position and the position of its competitors within these markets, are based on a variety of sources, including company research, reports of government agencies or other industry sources and the Corporation’s estimates based on its management’s knowledge and experience in the markets in which it operates. These estimates also have been based on information obtained from Stratos’ customers, suppliers, business organization and other contacts in the markets in which it operates. Stratos believes these estimates to be accurate as of the date hereof. Stratos has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Stratos uses available industry and market data to support statements as to its market position. While Stratos is not aware of any misstatements regarding its industry, market, ranking and similar data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors.
CORPORATE STRUCTURE
Name and Incorporation
Stratos Global Corporation was amalgamated under the Corporations Act (Newfoundland) by certificate of amalgamation dated October 31, 1989 (by way of an amalgamation of ResourceCan Limited and ResourceCan Ventures Limited) and continued under the Canada Business Corporations Act by certificate of continuance dated May 28, 1996. Pursuant to articles of amendment dated January 20,

1997, the name of the Corporation was changed from ResourceCan Limited to Stratos Global Corporation.
Stratos’ corporate head office is located at 6901 Rockledge Drive, Suite 900, Bethesda, Maryland, United States, 20817 and its registered office is located at 34 Harvey Road, St. John’s, Newfoundland and Labrador, Canada, A1C 2G1.
Intercorporate Relationships
The following diagram sets out the subsidiaries of the Corporation as at March 29, 2007, including the jurisdiction of incorporation, continuance, or organization of such subsidiary and the percentage of votes attaching to all voting securities of the subsidiary represented by voting securities beneficially owned, or over which control or direction is exercised, by the Corporation. Unless otherwise indicated in the diagram, all subsidiaries are wholly-owned.

GENERAL DEVELOPMENT OF THE BUSINESS
Recent Development
On March 19, 2007, the Corporation announced that it had entered into a definitive Arrangement Agreement (the “Arrangement Agreement”) to be acquired by CIP Canada Investment Inc. (“CIP Canada”), a wholly-owned indirect subsidiary of Communications Investment Partners Limited (“CIP”), a professional investment company with a focus on satellite services. CIP Canada is a wholly-owned subsidiary of CIP UK Holdings Limited (“CIP Limited”), which is a wholly-owned subsidiary of CIP. Upon closing, an independent Canadian trust established by CIP Canada will hold the Stratos shares and exercise sole voting control over the Corporation until no later than April 14, 2009. Under the terms of the Arrangement Agreement, CIP Canada would acquire beneficial ownership of 100 percent of the Corporation through a Plan of Arrangement under the Canada Business Corporations Act for a cash purchase price of C$6.40 per common share of the Corporation. A special committee of the Stratos Board of Directors (the “Special Committee”) and the Stratos Board of Directors received opinions from both the Special Committee’s financial advisor, Bear, Stearns & Co. Inc., and the Corporation’s financial advisor, RBC Capital Markets, that the cash consideration to be offered for the Stratos shares under the Arrangement Agreement is fair, from a financial point of view, to the Corporation’s shareholders.
The acquisition of the Stratos shares will be indirectly financed by Inmarsat Finance III Limited (“Inmarsat Finance”), a wholly-owned subsidiary of Inmarsat plc (“Inmarsat”). There is no financing condition to the obligations of CIP Canada to consummate the acquisition of the Stratos shares. Arrangements and plans are in place from third parties and Inmarsat Finance to address any debt refinancing requirements at the Corporation. The Corporation is not required to service the debt owing by CIP Canada to Inmarsat Finance. It is expected that the Stratos capital structure will remain essentially unchanged as a result of this transaction. Inmarsat Finance will have a call option exercisable beginning no later than April 14, 2009, and expiring on December 31, 2010, to acquire CIP Limited from CIP (and, therefore, to effectively acquire 100 percent of the Corporation from CIP), but will not have any legal ownership in, or managerial control of, the Corporation.
The Plan of Arrangement requires, among other things, approval by the Ontario Superior Court and by 66 2/3 percent of the votes cast in person or by proxy at a special meeting of Stratos shareholders. A Stratos Management Proxy Circular detailing the terms of the transaction and the date of the special shareholders’ meeting is expected to be mailed to Stratos shareholders in late April 2007 and it is currently anticipated that the Stratos special shareholders’ meeting will be held in June 2007. The acquisition is also subject to customary conditions and regulatory approvals, including any clearances under applicable competition laws and approval by the U.S. Federal Communications Commission. The acquisition of the Stratos shares is expected to close in the third quarter of 2007.
Three Year History
General
The Corporation is a leading global provider of advanced mobile and fixed-site remote telecommunications services. The Corporation provides high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and wireless telecommunications networks. The end-users of its services operate in a variety of market sectors, including military, government, oil and gas, and maritime. Through its extensive direct and indirect distribution network, the Corporation generates revenue from customers in over 160 countries.
Strategic Investments
Xantic
On February 14, 2006, Stratos acquired all of the issued and outstanding equity interests in Xantic B.V. (“Xantic”) of the Netherlands for an aggregate purchase price of $185.3 million, including transaction costs of $7.2 million, net of cash acquired of $33.2 million. The cash purchase price paid at closing of $191.3 million was subject to post-closing adjustments. On February 2, 2007, Stratos paid a purchase price adjustment of $20.0 million pursuant to a final settlement agreement to the former owners of Xantic.

The purchase price paid at closing was funded by a combination of the refinancing of Stratos’ second amended and restated senior credit facilities and its $150.0 million senior note offering, both of which are described below (See “- Second Amended and Restated Senior Credit Facilities” and “- Senior Note Offering”). The acquisition was completed pursuant to a share purchase and sale agreement dated December 28, 2005 among the Corporation, KPN Satcom B.V. and Telstra Corporation.
Xantic is a global provider of advanced mobile remote telecommunications services and provides high-speed data and voice services to end-users typically operating beyond the reach of traditional wireline and wireless telecommunications networks. The end-users of Xantic’s services operate in a variety of market sectors, including military, government, maritime and oil and gas. Xantic provides mobile telecommunications services over the satellite systems of Inmarsat and other mobile satellite systems operators. To provide Inmarsat services, Xantic owns and operates a terrestrial-based network, including Land Earth Stations (“LESs”), but does not own or operate satellites. Xantic owns and operates two LESs, in Burum, the Netherlands and in Perth, Australia.
It is expected that the Xantic acquisition will benefit Stratos both strategically and financially. Most significantly, it has strengthened Stratos’ position as the leading provider of Inmarsat services by revenue. The acquisition has also strengthened Stratos’ presence in Europe and Asia, enhanced its leading position in North America and provided it with greater reach across key market sectors. The acquisition brought together the Corporation’s strong position in the Inmarsat land mobile and leasing markets and Xantic’s strong position in the Inmarsat maritime and aeronautical markets. It is expected that the increased scale resulting from the acquisition will afford Stratos a key competitive advantage by improving its position as a low-cost provider through greater operating and cost efficiencies, including increased volume-based price discounts from Inmarsat. It is believed that Stratos’ enhanced scale will drive organic growth and position the Corporation to better respond to the future requirements of its customers. Stratos expects that annual operating expense and capital expenditure synergies of $30.0 million will be realized within 18 months of completing the acquisition. In addition, over the same period, Stratos expects to incur one-time cash integration costs of approximately $25.0 million, which include employee severance costs related to operating synergies, IT systems conversion and data migration. Integration activities have proceeded as planned.
Plenexis
On January 31, 2005, the Corporation completed the acquisition of all of the issued and outstanding shares of Plenexis Holding GmbH (“Plenexis”), a European VSAT service provider headquartered in Hameln, Germany. As part of the acquisition, Stratos also acquired Plenexis subsidiaries in Germany, Russia, Sweden and Turkey. The acquisition of Plenexis provided the Corporation with an immediate increased presence in the European and Russian VSAT markets, servicing customers in the oil and gas, military, government and broadcasting sectors. The purchase price of the Plenexis shares, together with the assumption of debt and estimated transaction costs, was $6.0 million, net of cash acquired. The integration of Plenexis into the Corporation’s Broadband division was completed during the third quarter of 2005.
Navarino
On January 13, 2005, the Corporation acquired a 49 percent minority ownership interest in Navarino Telecom SA and NTS Maritime Ltd. (collectively referred to as “Navarino”), a strategic maritime distributor operated from Athens, Greece. Navarino is Stratos’ largest distributor in the important maritime sector, serving a number of major European merchant fleets, shipping companies and other maritime vessels. As part of the transaction, Navarino entered into an exclusive distribution agreement to acquire all Inmarsat and Iridium services solely from Stratos. The Corporation has an option, which expires January 13, 2008, to acquire the remaining ownership interest in Navarino subject to terms and conditions outlined in the shareholders agreement governing the relationship among the parties. The purchase price for the minority interest in Navarino was $6.1 million, including transaction costs.

Second Amended and Restated Senior Credit Facilities
On February 13, 2006, Stratos entered into a second amended and restated senior credit agreement with RBC Capital Markets Corporation, Banc of America Securities LLC and other institutional lenders. The second amended and restated senior credit agreement established senior secured credit facilities comprising a five-year $25.0 million revolving operating facility, a five-year term A facility of up to $20.0 million and a six-year term B facility of $225.0 million. The proceeds from the Term B loan facility were used, in part, to repay all outstanding indebtedness (aggregating US$163.5 million plus accrued and unpaid interest and fees) under the Corporation’s then existing senior credit facilities. The Term A facility, which was only available to fund purchase price adjustments related to the Xantic acquisition, was terminated by the Corporation on January 31, 2007. As of December 31, 2006, no amounts have been drawn under the new revolving operating facility.
As collateral for each of the components of the new senior credit facilities, the Corporation provided a first priority perfected security interest over all of its assets and those of its material subsidiaries, with the exception of Plenexis and Xantic and their respective subsidiaries. Simultaneously with the completion of the acquisition, the collateral was supplemented with a first priority perfected security interest in Stratos’ equity interest in Xantic. As additional security, all of the Corporation’s subsidiaries, other than Plenexis, Xantic and their respective subsidiaries and certain designated international subsidiaries, have guaranteed the Corporation’s obligations under the amended and restated senior credit facilities.
Under the refinanced senior credit facilities, the Corporation is subject to certain financial covenants. In February 2007, the Corporation obtained lender approval for temporary adjustments to certain of these financial covenants during 2007, which adjustments were sought in order to provide additional flexibility while the Corporation completes the integration of Xantic.
Senior Note Offering
Concurrent with the refinancing of its senior credit facilities, Stratos issued $150.0 million aggregate principal amount of the Corporation’s 9 7/8% senior notes due 2013 (the “Notes”) in a private placement transaction. The Notes bear interest at a rate of 9.875% per annum, payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2006. The Notes also contain certain redemption features which provide the Corporation with the option to redeem all or a part of the principal amount of the Notes. The Notes are general unsecured obligations of the Corporation, are effectively subordinated to all existing and any future secured indebtedness of Stratos, including borrowings under the senior credit facilities, rank pari passu in right of payment with any future, unsecured, unsubordinated indebtedness, are senior in right to any future subordinated indebtedness, and are guaranteed jointly and severally by the same subsidiaries which have guaranteed the Corporation’s obligations under the refinanced senior credit facilities. The Notes were issued pursuant to an indenture dated February 13, 2006 among the Corporation, the guarantors thereunder and J.P. Morgan Trust Company, National Association, as trustee.
The Corporation also entered into a registration rights agreement pursuant to which the Corporation agreed to file with the United States Securities and Exchange Commission (the “SEC”), within 270 days of closing, a registration statement under the U.S. Securities Act of 1933 relating to another series of debt securities of the Corporation with terms substantially identical to the Notes to be offered in exchange for the Notes (the “Exchange Offer”), failing which the interest rate on the Notes will be increased. On September 18, 2006, the Corporation filed a Registration Statement with the SEC, which was declared effective on September 19, 2006. Pursuant to the Exchange Offer, holders of the Notes had until November 6, 2006 to exchange the Notes for the new series of notes which have been registered with the SEC.

Substantial Issuer Bid
Pursuant to an offer to purchase dated January 13, 2005, the Corporation purchased for cancellation 7.4 million common shares in the capital of the Corporation (“Common Shares”) from shareholders of the Corporation at a price of C$10.75 per share. The C$79.6 million repurchase was funded from available cash on hand and from a drawdown of a portion of the Corporation’s then existing $25.0 million revolving credit facility. Following completion of the share buyback, the Corporation had approximately 42 million Common Shares outstanding.
Impact of Hurricanes
In 2005, Hurricanes Katrina and Rita caused damage to Stratos’ Broadband microwave network and related telecommunications infrastructure in the Gulf of Mexico and caused the disruption of certain of Stratos’ telecommunication services. As of April 1, 2006, network reconstruction and recovery efforts were completed and connectivity was restored to the entire network. As a result of the hurricane reconstruction efforts, Stratos incurred certain capital expenditures in 2005 and 2006. In addition, during 2005 and 2006, Stratos received advance payments from insurance carriers in connection with reconstruction of capital assets and business interruption. Final settlement of remaining property claims and business interruption claims is expected during the first half 2007.
Formation of Stratos Government Services Inc.
In July 2006, Stratos formed Stratos Government Services, Inc., a wholly-owned subsidiary dedicated to serving U.S. government customers. The new company is a single-source integrator of multiple commercial satellite technologies, providing airtime, hardware, installation, network engineering and management, customer support and value-added services globally for the U.S. Department of Defense, federal and state government agencies. The formation of SGSI as a separate company will enable Stratos to expand its integration services, providing greater value to government agencies, and to address additional markets within the Department of Defense, Federal and State agencies.
Significant Acquisitions
Xantic
As previously described, on February 14, 2006, Stratos acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $185.3 million, pursuant to a share purchase and sale agreement dated December 28, 2005 among Stratos, KPN Satcom B.V. and Telstra Corporation (see “Three Year History — Strategic Investments – Xantic”). The Corporation filed a business acquisition report on Form 51-102F4 dated May 11, 2006 in respect of the acquisition of Xantic.
NARRATIVE DESCRIPTION OF THE BUSINESS
Stratos’ business is divided into two operating segments: MSS and Broadband.
MSS
The MSS business provides mobile telecommunications services, primarily over the Inmarsat satellite system. To provide Inmarsat telecommunications services, the Corporation owns and operates a terrestrial-based network, including LESs, but does not own or operate satellites. The Corporation has LESs located in Australia, Canada, the Netherlands, New Zealand and the United Kingdom. During the first quarter of 2007, the Corporation discontinued the operation of its LES located in Goonhilly, United Kingdom and transitioned the ongoing LES services to its LES in Burum, the Netherlands. In addition to providing high-speed data and voice services over the Inmarsat system and three other mobile satellite systems, the MSS segment also sells equipment and provides value-added and engineering services.

Broadband
The Broadband business provides integrated high-speed data and voice telecommunications services between remote sites and land-based offices. To provide certain of its Broadband services, the Corporation owns and operates a network of hubs, located in the United States, the United Kingdom, Germany and Russia, that communicate with VSATs. The Corporation also owns and operates an extensive digital microwave network in the Gulf of Mexico. Through the Broadband segment, the Corporation provides VSAT services, digital microwave services, equipment sales, rental, repair and maintenance, and engineering services.
For the financial year ended December 31, 2006, revenue from the MSS segment represented 76% (2005 - 68%) of consolidated revenue while revenue from the Broadband segment represented the remaining 24% (2005 – 32%). For the financial year ended December 31, 2006, sales in the United States accounted for approximately 39% (2005 – 56%) of total revenues with United Kingdom and Canada revenues for the financial year ended December 31, 2006 at approximately 13% and 4%, respectively (2005 – 16% and 5%, respectively).
Overview of the Remote Communications Industry
General
“Remote telecommunications” is defined as telecommunications services provided to users typically operating beyond the coverage of conventional terrestrial-based wireline and wireless services. The remote telecommunications industry provides services on a global basis to users on land, at sea and in the air whose business or operations require high-quality and reliable telecommunications services regardless of their location. These services enable data and voice telecommunications for customers in market sectors such as military, government, oil and gas and maritime.
The remote telecommunications industry initially focused on providing maritime telecommunications services to support shipping, fishing, naval and coast guard activities. Beginning in the early 1900s, maritime telecommunications services in coastal areas were provided through highly fragmented high frequency, or HF, radio service providers. In 1982, Inmarsat began providing the first global satellite-based maritime telecommunications services. By the early 1990s, as technology improved, the terminals used for satellite telecommunications became lighter and more powerful, enabling the provision of mobile satellite services to aeronautical and land users. As the market for mobile satellite services expanded, new competitors emerged to compete with Inmarsat, including Iridium and Globalstar, on a global basis, and MSV, Thuraya and ACeS, on a regional basis.
Similar technological improvements in fixed satellite services have enabled the provision of services to VSATs. These VSAT services are now offered for remote telecommunications services on land and, more recently, on boats and planes through stabilized VSATs.
Remote Telecommunications Systems
Remote telecommunications services are currently provided through use of evolving technologies, principally satellites and microwave systems.
Satellite Telecommunications Systems
A principal advantage satellites have over terrestrial-based telecommunications technologies is that once a satellite is launched and a single LES or VSAT hub installed, telecommunications services can be provided to any user in a broad satellite footprint at virtually no incremental cost. For this reason, satellites can provide economical, scalable and highly reliable telecommunications services to multiple sites over a vast geographic area. Satellite networks also have the added benefit that they are less vulnerable to natural and man-made disasters than wireline or terrestrial wireless telecommunications systems. Once a satellite is launched and an LES is available, satellite telecommunications services can be provided where no terrestrial wireline or wireless services exist. For these reasons, satellite networks meet the remote telecommunications requirements of key market sectors such as military, government, oil and gas, and maritime.

Satellite telecommunications systems are composed of a space segment, a ground segment and an end-user terminal.
Space Segment. The space segment consists of satellites that typically contain multiple transponders, each capable of independently receiving and transmitting one or more signals from or to multiple users simultaneously. A satellite is typically described by the number and frequency types of its transponders. Modern telecommunications satellites typically carry between 24 and 72 individual transponders of varying frequency and bandwidth. Bandwidth for a transponder is a measure of spectrum (frequency) use or capacity. The higher the bandwidth of a signal, the more data it can carry.
Ground Segment. The ground segment consists of terrestrial-based transmission and reception systems consisting principally of one or more LESs, which provide a telecommunications link to the end-user either directly or through a terrestrial network. A LES is an integrated system consisting of an antenna, radio signal transmitting and receiving equipment, modulation/demodulation equipment, monitor and control systems and voice, data and video network interface equipment.
End-User Terminal. The terminal allows an end-user to communicate “up” to the satellite, which relays the telecommunications “down” to a LES, which is interconnected with a terrestrial wireline network. A distinction is made between “mobile” and “fixed” satellite services. Mobile satellite services, or MSS, use a variety of mobile receiver and transmitter equipment to provide telecommunications services for land, mobile, maritime and aeronautical end-users. Fixed satellite services (“FSS”) use fixed or stabilized antennas to receive and transmit satellite signals.
Microwave Telecommunications Systems
Users access microwave telecommunications systems like cellular telecommunications systems except that the end-user terminals are fixed, not mobile. In addition, to provide access, microwave systems have their own broadband backbone, transmitting telecommunications between microwave stations at high speeds. Microwave telecommunications systems can generally provide faster data services than terrestrial mobile wireless systems. In addition, microwave telecommunications systems also share some of the same advantages as satellites for remote telecommunications when compared with wireless services. This includes the ability to provide ubiquitous service throughout the coverage area, at a lower cost and with shorter set-up time. For these reasons, microwave telecommunications systems are highly effective in flexibly extending an underdeveloped telecommunications network.
Satellite Technology and Orbits
Technology
Satellite telecommunications technology is fundamentally based on the ability to transmit radio signals between a remote telecommunications terminal and a LES via a satellite in orbit above the earth that amplifies and relays these signals. A satellite acts like a mirror or a “bent pipe” in space, collecting and redirecting radio waves back down to earth. Some modern satellites incorporate on-board processors to manipulate the radio signals received, enabling higher quality services.
Orbits
Most satellites are placed in either geosynchronous (or geostationary) earth orbit, or GEO, or low earth orbit, or LEO, each of which offers various advantages.
GEO. GEO satellites are located 22,300 miles above the earth. At this orbital altitude, a satellite orbits the earth at the same speed as the earth’s rotation, allowing the satellite to stay fixed over one location. Three GEO satellites are sufficient to provide global coverage, excluding the extreme polar regions, reducing the space segment cost. Since GEO satellites are farther from earth than LEO satellites, they generally require larger terminals and have significantly greater delay or latency (approximately 240 milliseconds per round trip) than LEO satellites (approximately 4-6 milliseconds per round trip). GEO satellite systems are used for most FSS and by some mobile satellite system operators, including Inmarsat, MSV, Thuraya and ACeS, for MSS.

LEO. LEO satellites are located at an average altitude of less than 1,000 miles above the earth. The lower transmission power necessary to transmit signals to LEO satellites allows the user terminals to be smaller, lighter and less expensive than similar terminals used to access GEO satellites. However, LEO satellites move quickly over the earth, staying in view of any one location for only two to eight minutes. This characteristic requires a large number of LEO satellites to be deployed to provide global coverage. For example, the Iridium LEO system uses 66 operational satellites. LEO satellite systems, such as that of Iridium and Globalstar, are used for MSS.
Industry Participants
Operators of Mobile Satellite Telecommunications Systems
Inmarsat. Inmarsat is a leading global provider of mobile satellite telecommunications services, providing a wide range of data and voice services, including telephony, fax, video, e-mail and high-speed intranet and internet access. As of December 31, 2006, the space segment of the Inmarsat network consisted of 10 operational GEO satellites: three Inmarsat-2 satellites, launched in the early 1990s; five Inmarsat-3 satellites, launched between 1996 and 1998; and two Inmarsat-4 satellites, launched in 2005. In early 2006, Inmarsat decommissioned one of its Inmarsat-2 satellites. Inmarsat has indicated that each of its Inmarsat-4 satellites is up to 60 times more powerful, enabling smaller terminals and greater bandwidth, and has up to 16 times more telecommunications capacity than an Inmarsat-3 satellite. Inmarsat generally provides near global service, covering all but the polar regions, for most of the services that it offers. The ground segment of the Inmarsat network consists of 29 LESs owned by 23 third party LESOs and two LESs owned by Inmarsat for its Regional Broadband Global Area Network (“RBGAN”) and Broadband Global Area Network (“BGAN”) traffic, interconnecting with terrestrial telecommunications networks.
Inmarsat’s services can be classified according to their technological nature and life cycles as first, second, third or fourth generation services.
First Generation Services. Inmarsat’s original service, Inmarsat A, uses older analog technology and provides only voice and limited data telecommunications. Inmarsat A service has been replaced by more efficient services, and is scheduled to be discontinued at the end of 2007.
Second Generation Services. Inmarsat’s second generation services incorporate older digital technologies and generally require relatively large terminals compared to later-generation Inmarsat services. Second generation services include Inmarsat B (digital voice, fax and data with a high-speed data option), Inmarsat C (two-way messaging via Internet e-mail, telex or fax), Inmarsat D+ (global messaging, monitoring and control, and data broadcasts to pager-sized terminals), Inmarsat M (digital voice, fax and data), Inmarsat Mini-M (digital voice, fax and data), and Inmarsat Aero H and Aero I (aeronautical satellite telecommunications).
Third Generation Services. Inmarsat’s third generation services incorporate newer advances in digital satellite telecommunications technology, which, through the highly efficient use of satellite resources, allows for delivery of high-speed data services at lower cost and from smaller terminals than first or second generation services. Such services directly support Internet Protocol (IP), making the services compatible with almost all modern data applications. Inmarsat’s third generation services include Inmarsat Global Area Network (GAN) (ISDN and IP land mobile, portable high-speed voice and data services, including Internet web access and e-mail, videoconferencing and high-resolution image transfer capabilities), Fleet 33, Fleet 55 and Fleet 77 (ISDN and IP maritime digital voice, fax and data with high-speed data and packet data services), Swift 64 (ISDN and IP aeronautical high-speed data and voice services), and RBGAN (broadband IP telecommunications).
Fourth Generation Services. In December 2005, Inmarsat introduced BGAN, its initial fourth generation mobile satellite service utilizing the broadband capability of its Inmarsat-4 satellites. BGAN offers end-users secure, reliable broadband for high-speed data applications, supported by smaller, more portable and less expensive terminals than those used to access Inmarsat’s prior-generation services. The new BGAN service is currently available in Europe, Africa, the Middle East, Asia, and North and South America. The service supports data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation terrestrial wireless networks, with the option of 64 kbps ISDN or Quality of Services (QoS) streaming IP (which offer guaranteed data rates of 32, 64, 128 or 256 kbps).
Iridium. Iridium is a privately-held global mobile satellite system operator. Iridium operates a LEO satellite system consisting of 66 satellites operating as a single network. The Iridium system provides global service, including to the polar regions. Iridium owns and operates its own ground network, which is comprised of a system control segment and LESs used to interconnect with terrestrial telephone networks. Since the Iridium satellites communicate with each other, a single LES is used to support most services. Iridium provides voice and data services at 2.4 kbps, and speeds of up to 10 kbps with compression. Since the data rate is relatively low, Iridium is used primarily for voice services. The Iridium terminals are handheld devices that are smaller and less expensive than the Inmarsat terminals. Iridium services are suited for a broad range of applications, including government, construction, defense/military, emergency services, maritime, aid, mining, forestry, oil and gas, adventure and aviation.
Globalstar. Globalstar is a global mobile satellite system operator with a LEO satellite system. Globalstar operates a LEO satellite system consisting of 40 LEO satellites that generally provide service to most of the Americas, Europe, Northern Africa, Northern Asia and Australia. Globalstar provides voice and data services at 9.6 kbps. The Globalstar system is used primarily for voice services.
Regional Operators. There are a number of operators of regional mobile satellite telecommunications systems, including MSV (which has two GEO satellites providing MSS to North America, Central America, northern South America, the Caribbean and Hawaii), Thuraya (covering Europe, the Middle East and portions of Western Asia and Northern and Central Africa), ACeS (Asia), Optus MobileSat (Australia and New Zealand), INSAT 3C (India) and N-Star (Japan). These regional operators provide voice and data services at transmission rates generally ranging from 2.4 to 19.2 kbps. Thuraya provides a 144 kbps mobile data telecommunications service in its coverage area.
Operators of Broadband Systems
Global and major regional FSS system operators include SES (global), which recently merged with New Skies Satellites, Intelsat (global), which recently merged with PanAmSat, Eutelsat (Europe, the Middle East, Africa and portions of Asia and the Americas), AsiaSat (Asia Pacific region), Telesat (Americas) and StarOne (Latin America). FSS operators provide various services, including video distribution, telephony, Internet backbone, VSAT and satellite news-gathering services.
VSAT Services
VSAT provides broadband services and applications requiring large amounts of bandwidth, with dedicated data rates of 1.544 megabits per second (Mbps) or higher that allow for simultaneous support of multiple voice, data and video streams. In addition, VSAT systems have been used for very low data rate applications such as Supervisory Control and Data Acquisition (“SCADA”). This technology is used extensively in the energy sector for the monitoring of remote assets such as pipelines and electric utility generation facilities and transmission substations, as well as in the consumer sector, providing transaction-oriented services (such as credit card processing) for banks, gas stations and retail outlets. With the advent of stabilized VSAT terminals, FSS terminals have become more attractive for mobile users in many maritime, aeronautical and terrestrial environments.
The ground segment for FSS includes hub earth stations interconnecting the satellite telecommunications with corporate and public networks. Typically, both satellite operators and independent service providers operate hub earth stations.
VSATs have antennas 2.4 meters in diameter or smaller, and are well suited to the needs of the remote telecommunications marketplace due to their portability, relatively low terminal cost, and the global availability of C and Ku band FSS satellite capacity from a significant number of satellite operators.

Distribution of Remote Telecommunications Services
MSS
In general, the global suppliers of MSS (Inmarsat, Iridium and Globalstar), as well as the leading regional MSS suppliers (including Thuraya. ACeS and MSV), sell such services on a wholesale basis through distributors, who, in turn, offer such services to end-users, either directly or indirectly through second tier distributors.
Inmarsat distributes its services through its network of 31 distribution partners, who, in turn, provide Inmarsat services, either directly or through more than 440 service providers, to end-users in approximately 180 countries. Of the 31 first-tier distributors of Inmarsat services, 23 are Inmarsat LESOs. For first, second, and third generation services (other than RBGAN), Inmarsat LESOs operate the LESs that connect the Inmarsat satellites to terrestrial telecommunications networks. These LESOs and other distribution partners include affiliates of large telecommunications companies, including British Telecommunications plc (“BT”), France Telecom, Singtel and Telenor, and independent distribution partners, such as the Corporation. Many of Inmarsat’s distribution partners, including the Corporation, and service providers offer value-added applications and integrated telecommunications services other than Inmarsat services. The distribution of Inmarsat satellite services is depicted in the diagram below:
Iridium distributes its services through approximately 41 first-tier distributors. Iridium also sells its services directly to the U.S. government.
Globalstar has an established group of service providers and dealers with a specific market focus.
At the retail level, the majority of MSS is sold on an “on-demand,” or usage basis. Typically the contracts have no minimum purchase requirement and can be terminated on 30-days notice. The rates charged for services sold on an on-demand basis are typically based on call duration or the volume of data transmitted. In addition, certain end-users lease mobile satellite telecommunications services capacity when they have continuous demand for remote telecommunications services, normally for significant data services, such as a naval ship. Such end-users pay for access to such services on a monthly or other basis, with the rates applying regardless of the degree of use. Many of the larger end-users have contracts with multiple providers in order to respond to lower prices, to use different sets of value-added services, and to provide for redundancy. For certain end-users purchasing MSS on an on-demand basis, switching from one distributor to another can entail little more than using a different dialing sequence. However, if the distributor hosts an end-user’s equipment at the distributor’s LES, which is common for government customers, switching distributors is a more complex and costly process.

Broadband
The leading global FSS operators and significant regional and national FSS operators sell directly to large end-users, as well as to VSAT service providers. VSAT service providers generally provide custom solutions to two market segments: users in remote locations, such as customers in the oil and gas, maritime and aeronautical sectors, and users who need a reliable private data network primarily for internal telecommunications, such as in the retail and banking industries.
Contracts in the broadband remote telecommunications business typically have a term of between one and five years. Since broadband users typically have continuous data requirements, they usually do not purchase services “on demand” but lease space segment capacity. The leases normally include minimum purchase requirements with the ability for the customer to increase usage.
Telecommunications Services Offered by the Corporation
The following summary of the telecommunications services offered by the Corporation includes services offered by the Corporation as a result of its acquisition of Xantic.
Network Infrastructure
Stratos has Inmarsat LESs in Goonhilly, United Kingdom, Weir, Canada and Auckland, New Zealand, Burum, the Netherlands and Perth, Australia. As a result of the Xantic acquisition, Stratos has discontinued the operation of its LES located in Goonhilly, United Kingdom, and transitioned the ongoing LES services to its Burum, the Netherlands LES in the first quarter of 2007. The Corporation leases land from KPN in the Netherlands and building space from Telstra in Australia for these facilities. The Corporation had excess LES capacity, which it rationalized in Auckland, New Zealand and Perth, Australia in order to realize operating and capital cost savings. Each LES that the Corporation retains is highly scalable, permitting the rationalization and accommodating future increases in its business.
The Corporation has VSAT hubs in the United States, United Kingdom, Germany and Russia. The VSAT hubs are highly scalable, allowing the Corporation to accommodate future growth within its existing facilities.
The Corporation has developed an ATM IP-based backbone network, Stratos Nexus Global Packet Network (“GPN”), consisting of local points of presence in 50 countries and 400 cities around the world to connect its remote telecommunications services with traditional terrestrial networks. This provides the Corporation with a single, integrated telecommunications platform to link and manage a new generation of IP service offerings and improved network efficiency across its entire range of remote telecommunications solutions, including current and next-generation worldwide mobile (such as its BGAN service) and fixed satellite services, as well as microwave and telephony solutions in the Gulf of Mexico. With this consolidated core network, Stratos has a fully IP-enabled, global infrastructure capable of supporting nearly any IP-based connectivity solution and providing customers, regardless of technology platform, with seamless interconnectivity and access to a common suite of advanced value-added products and services, such as Voice-over-Internet Protocol, or VoIP, hosted applications, virtual private network (VPN) and flexible bandwidth options. This platform benefits customers by providing improved performance, guaranteed grade-of-service and increased security. Users in remote locations can reliably and securely use any application as if they were in the corporate headquarters.
Stratos Services
Stratos provides a broad portfolio of remote telecommunications solutions to its customers by offering services over numerous mobile and fixed satellite networks, enhancing these offerings with its value-added services, and providing equipment and the engineering services to integrate these solutions.
MSS
The Corporation’s MSS suite of services offers complete office telecommunications functionality, including high-speed data and voice services to remote users on a global basis. The Corporation provides services on the Inmarsat, Iridium, Globalstar and MSV satellite systems. The Corporation provides core data and voice mobile satellite services to customers in remote locations on land, at sea and in the air. For

Inmarsat third generation services, the Corporation can provide data at up to 128 kbps. Inmarsat’s new BGAN service will reach rates of up to 492 kbps with guaranteed rates of 256 kbps. The Corporation has focused on the development and marketing of its Inmarsat high-speed (at least 64 kbps) data services because it believes they offer the biggest revenue growth potential. The Corporation’s services over an Inmarsat satellite are depicted in the diagram below:
The Corporation also provides Inmarsat lease services, which are generally 24x7 service to a particular terminal, at data rates of up to 128 kbps. Its major lease customers include the U.S. Navy, U.S. Military Sealift Command, U.S. and Canadian Coast Guards, Canadian Navy, Japanese Navy, Australian Navy and New Zealand Navy.
Stratos integrates a range of value-added services to provide additional value to its customers, develop customer loyalty, differentiate its offerings and generate additional revenue. These value-added services include:
AMOS Connect. AMOS Connect integrates telex, fax, SMS and e-mail interoffice telecommunication and access for mobile personnel in a single messaging system. By automatically compressing customer files, AMOS Connect can reduce customer costs up to 85%.
StratosNet 2.0. StratosNet 2.0 provides end-users with Internet access software to optimize their Internet connectivity over satellites. The software compresses data an average of 80%-90%, facilitates e-mail, provides e-mail filters, includes spam and virus protection, and enables efficient transfers of large files.
Easy Accelerator. The Easy Accelerator Internet access service allows users to browse the Internet and download files quickly and cheaply. Easy Accelerator provides compression of up to 80% and optimizes requested web pages for satellite transmission.
SMSCrewMail. Stratos’ SMSCrew Mail is a short messaging and short text e-mail service enabling maritime crewmembers to use a prepaid card to stay in touch while at sea.
BEST. BEST, a proprietary bandwidth management solution, permits leasing customers to share leased Inmarsat channels among terminals, increasing the efficiency and value of use of leased services.
Secure Inter-working Function (“SIWF”) Protocol. The SIWF Protocol is the Corporation’s proprietary solution for providing seamless encrypted services over Inmarsat satellites, provided at no additional charge to customers. Some of the Corporation’s most important U.S. government customers specify this solution by name in their requirements.
Stratos Access System. Stratos Access System assists distributors in managing credit risks, monitoring usage and managing accounts.

StratosGateway. StratosGateway is a sophisticated web-based portal that provides easy and efficient access to account management and product and service information for Inmarsat and Iridium mobile satellite users.
SecureComms VoIP, SecureComms VoIP is designed to work with Stratos’ mobile and fixed satellite solutions, allows government and military customers to leverage the power of IP networking and satellite communications to establish an on-demand, global secure voice and data network with the reliability and performance of traditional terrestrial services.
Broadband
VSAT
Stratos provides VSAT services, primarily to the oil and gas sector, and increasingly to other sectors, including the maritime, government, military and engineering markets. Using both fixed and mechanically stabilized remote terminals, a number of satellite systems, a variety of hubs in the United States, Canada, the United Kingdom, Germany and Russia, a high-capacity terrestrial network and, in some cases, advanced stabilizer technologies, Stratos can rapidly deploy telecommunications solutions to both remote fixed locations and to mobile platforms. The Stratos VSAT service is depicted in the diagram below:
In December 2003, the Corporation introduced StratosITek, a new TDMA, IP VSAT service. This service supports a range of telecommunications solutions, both fixed and mobile, including VoIP, file and database server access, internet, video conferencing and e-mail. The system uses iDirect Technologies’ broadband IP solution and is designed to offer a cost effective end-to-end telecommunications solution for small to large enterprise users. This service is well suited to dispersed organizations with a need for reliable information management and connectivity.
The Corporation’s VSAT broadband value-added services include the messaging service, StratosNet, which compresses e-mail, saving time and money. Stratos also provides VoIP over its VSAT network.
In 2005, the Corporation acquired Plenexis, which gave the Corporation three VSAT hubs in Germany and a 75% interest in a company with a VSAT hub in Russia. This acquisition broadened the geographic scope of the Corporation’s VSAT business, and has allowed the Corporation to expand its Broadband business to new market sectors such as finance, travel and retail.
Stratos also provides SCADA VSAT services throughout the United States and in parts of Canada. It provides these services through a central hub earth station located in Denver, Colorado and a large number of geographically dispersed remote terminal sites. From the central hub, data can be transmitted via fiber optic cable to a customer’s desired location, providing seamless connectivity between the remote sites and a central location. The SCADA networks utilize VSAT to enable end-users to collect data and control remote equipment, such as pumps and valves. One such network is used in connection with the Canadian portion of the Maritimes and Northeast Pipeline, which transports natural gas from the Sable Offshore Project to markets in Eastern Canada and the Northeast U.S. Stratos also provides SCADA services to Global Signal Corporation and has entered into a contract to provide 3,500 SCADA terminals for Global Signal’s remote monitoring activities. In addition, Stratos provides SCADA engineering and system design services. The E-SCADA value-added service processes data collected by the Corporation’s SCADA network and permits users to access the processed data over the Internet through the Corporation’s Web interface.
Digital Microwave
The Corporation’s digital microwave network reaches from Port Mansfield, Texas to the coast of Alabama and southward into a small portion of the deepwater oil and gas exploration and production sites in the Gulf of Mexico. The Corporation operates its microwave network backbone connecting its hub facilities located in New Orleans and Lafayette, Louisiana, with key locations in the Gulf of Mexico at DS3 (44.736 Mbps). The StratosMax service combines the latest developments in WiMAX broadband wireless access technology with the Corporation’s IP-based core network backbone infrastructure to deliver reliable, always-on data and voice connectivity at a lower cost than traditional satellite and wireless solutions. The Corporation’s digital microwave and StratosMax service are depicted in the diagram below:
Telecommunications Equipment
Because some customers look for equipment before picking a service provider, and other customers prefer to purchase equipment and services from the same provider, the Corporation’s equipment sales promote its services business. Stratos sells telecommunications satellite terminals, handsets and other equipment manufactured by different companies, including Nera SatCom, Thrane & Thrane, CBS Corporation (by and through the Westinghouse Wireless Solutions Company), Motorola, iDirect and Hughes Network Systems. Stratos sells telecommunications terminals with different bandwidth capabilities, size, mobility and cost. Small size and portability are not as critical for maritime and aeronautical-based users and, as a result, the terminals available for these users are often larger, more expensive and designed to serve users’ requirements for stabilization and more stringent pointing capabilities. Stratos is not dependent on any one supplier for telecommunications equipment because there are alternative sources of supply for the satellite equipment it sells and rents.
Key Agreements
The Corporation has relationships with multiple vendors to supply airtime capacity on various satellite networks, as well as associated equipment that it configures to operate on each of the networks.
Satellite Airtime Capacity
Inmarsat
The Corporation’s relationship with Inmarsat is governed by a Commercial Framework Agreement (“CFA”), a land earth station operating agreement (covering distribution of first, second and third generation services), or LESO agreement, an RBGAN services distribution agreement, a BGAN services distribution agreement and a leased services agreement. Each of these agreements other than the RBGAN agreement became effective in April 2004 and has a term of five years. The CFA sets out a procedure for renewal, although neither party is required to renew the agreement. The CFA, together with the distribution agreements, establish the commercial and operational terms of the Corporation’s relationship with Inmarsat.
Under the CFA and the distribution agreements, Inmarsat LESOs and other distributors are entitled to set the prices they charge end-users for services. The prices paid to Inmarsat for services by Inmarsat LESOs are subject to service-specific, volume-based price discounts for distributors that reach specified sales revenue targets. Initial prices for Inmarsat’s services, as well as the associated volume-based price discounts related thereto, are set out in the CFA and the distribution agreements. The CFA also provides that, in the initial pricing period (from April 15, 2004 until December 31, 2006), Inmarsat will make available to its “distribution partners” volume-based price discounts and other incentives in a minimum annual amount of Inmarsat’s previous-year revenue from all “on-demand” services. For 2006, the applicable amount was 7.0%. To the extent that the value of volume-based price discounts and other incentives earned by the distribution partners is less than the applicable minimum amount in any year (at least through 2006), such shortfall must be added to the minimum incentive amount for distribution in the following year. In addition to the incentives, Inmarsat must provide its LESOs and other distribution partners an additional incentive if Inmarsat exceeds certain total revenue targets.
The LESO agreement provides that Inmarsat can appoint new LESOs to construct new LESs. Inmarsat cannot appoint itself or one of its affiliates as a LESO except under limited circumstances that generally require the Corporation’s consent or acquiescence. The LESO agreement requires Inmarsat to use reasonable endeavours to achieve satellite availability of 99.9% per year. Inmarsat LESOs must use reasonable endeavours to achieve LES availability of 99.9% per year.
The CFA provides that Inmarsat may appoint new BGAN distributors in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners. However, under the CFA, Inmarsat may not recruit service providers of its existing distribution partners, or in certain circumstances affiliates of such service providers (see “Legal Proceedings” for a description of a recent arbitration decision regarding this provision of the CFA). Inmarsat also may not appoint new distributors in certain pre-existing “core segments” of the BGAN market during an initial period of two years following commercial launch of BGAN services unless Inmarsat identifies a market not sufficiently addressed by existing distributors following a consultation process.
The CFA and each of the other distribution agreements cannot be amended without the consent of Inmarsat and distributors providing two-thirds of Inmarsat’s revenue covered by the applicable agreement. For the period after April 2009, Inmarsat is required to offer Stratos a renewal agreement on the same terms it offers any renewal agreement to other distributors as long as the Corporation remains objectively qualified. However, there can be no assurance that the Inmarsat distribution agreements will be renewed, or, if renewed, will be on terms and conditions that are favourable to the Corporation. See “Risk Factors”.
FSS Suppliers
Stratos purchases FSS space segment airtime for its VSAT services. The Corporation’s suppliers include Eutelsat, Intelsat, Loral Skynet, PanAmSat, SES and Telesat Canada.
Fixed satellite services are predominantly purchased under a negotiated master services agreement, or MSA, with each supplier which sets forth the general terms and conditions for use of the space segment. The MSAs typically contain a “take or pay” clause, requiring the Corporation to purchase a certain amount of space segment over a given term. However, most of its MSAs permit the Corporation to terminate the contracts for convenience where a governmental customer terminates its end-user contract.
To order space segment airtime, Stratos and the supplier will typically enter into an order pursuant to the terms of the MSA. The order will reflect information such as bandwidth, satellite, fixed pricing and service term (which typically ranges from month to month to 60 months). Suppliers will generally offer discounted pricing for service terms of one year or more.
SPAWAR Contract
Stratos was awarded a contract by the United States Navy Space and Naval Warfare Systems Command, or SPAWAR, in December 2001, for a 63-month term, expiring in April 2007 with a unilateral option for SPAWAR to extend ordering to September 2007 for service to be provided through September 2008. SPAWAR has exercised this option to extend services. Under the SPAWAR contract, Stratos provides an integrated solution of global Inmarsat services utilizing five Inmarsat satellites and terrestrial connectivity to U.S. Navy points of presence. The contract has a fixed price for service. There was a minimum purchase amount, which has already been satisfied. SPAWAR can purchase up to 200 leased channels for the remainder of the term, subject to available capacity. For the year ended December 31, 2006, revenue under this contract was $26.5 million, or 4.9% of the Corporation’s total revenue, making this contract its single largest source of revenue.
Distribution Network
The Corporation’s experienced sales team uses a combination of sales channels, including direct sales, to reach its target markets. The Corporation endeavours to use the most effective channel to access a particular customer segment, taking into consideration factors such as market size, maturity, geography and industry. The Corporation believes that the combination of direct and indirect sales allows it to be cost effective in addressing customer needs, as well as to provide a high level of customer support, service and end-user visibility. Virtually all Broadband sales are made on a direct basis.
The Corporation’s direct sales force focuses primarily on large accounts and those accounts that require “solution-based” selling. As Stratos continues to add services to its portfolio, it augments the training and expertise of its sales staff to sell these multiple offerings to customers. The Corporation has corporate, sales and support offices throughout the world, including in Australia (Sydney), Canada (Ontario and Newfoundland and Labrador), China (Hong Kong), England (London), Germany (Hameln), Japan (Tokyo), Kenya (Nairobi), the Netherlands (The Hague), New Zealand (Auckland), Russia (Moscow), Scotland (Aberdeen), Singapore, Spain (Madrid), Sweden (Stockholm), Turkey (Istanbul) and the United States (Colorado, Florida, Louisiana, Maryland, New York, Texas, Washington D.C. and Washington State). The Corporation senior sales representatives in these major centres are responsible for servicing customers in the major geographic areas, including North America, Asia-Pacific and Europe, the Middle East and Africa.
Stratos uses two types of indirect sales methods to service smaller and specialized customer groups:
•	Reseller arrangements, under which a reseller deals directly with the end-user, providing the customer with pricing, customer service, support and billing. Resellers do not provide network infrastructure or “touch” the service.

•	Agency or dealer arrangements, under which an agent introduces the customer to the Corporation’s services and the Corporation then deals directly with the end-user. The Corporation is responsible for all pricing, billing and service issues associated with these arrangements.
The dual approach to indirect sales takes advantage of specialized resellers who, due to unique knowledge, presence in a particular geographic region, or country regulatory compliance, can access customers more quickly and at a lower cost than the Corporation could directly.
The Corporation provides a centralized marketing function to support both its direct and indirect sales channels. The marketing function includes strategic marketing, product development, product management, pricing and marketing telecommunications. The Corporation uses a combination of direct mail, advertising, web interface and targeted industry trade shows to develop sales leads and support its agents, and provides competitive analysis, pricing, packaging, and value-added service offerings to its direct sales force, agents and resellers.
Customers
The following customer summary includes customers serviced by the Corporation.
Government Agencies and Military Forces
The Corporation’s customers in this market sector include federal and defense agencies of the United States, the United Kingdom, Australia, the Netherlands, New Zealand, Canada and Japan and other governmental agencies such as the United States and Canadian Coast Guards, the United States Federal Emergency Management Agency, NATO and the United Nations.
Stratos’ largest customer in this sector is the United States Navy Space and Naval Warfare Systems Command, or SPAWAR. SPAWAR awarded the Corporation a contract in December 2001, for a 63-month term, expiring in April 2007 with a unilateral option for SPAWAR to extend ordering to September

2007 for service to be provided through September 2008. SPAWAR has exercised this option to extend services. Under the SPAWAR contract, Stratos provide an integrated solution of global Inmarsat services utilizing five Inmarsat satellites and terrestrial connectivity to U.S. Navy points of presence. The contract has a fixed price for service. There was a minimum purchase amount, which has already been satisfied. SPAWAR can purchase up to 200 leased channels for the remainder of the term, subject to available capacity.
Oil and Gas Companies
The Corporation’s customers in this market include major oil companies, such as Shell Oil, ChevronTexaco, Exxon Mobil and BP Amoco, independent oil and drilling companies, such as Apache, Global Santa Fe and El Paso and, to a lesser extent, oil and gas service providers.
Media Companies
The Corporation’s customers in the media market transmit live video, voice transmissions and text files from remote locations. Customers in this sector include BBC, Radio Free Europe and Fox.
Maritime
The Corporation’s customers in the maritime sector include merchant vessels, as well as all other classes of maritime vessels, including leisure, fishing, coastal and patrol vessels. Representative customers include Wallem Ship Management, Malaysia International Shipping, Kristen Navigation and United Overseas Tankers.
Carriers
Through its recent acquisition of Xantic, the Corporation has acquired a leading position serving telecommunications carriers, providing service from terrestrial wireline networks to mobile terminals. Its customers include KPN, Belgacom and Telstra.
Aeronautical
The Corporation provides aeronautical telecommunications to leading military entities and general aviation consumers. Key customers in this sector include SITA SA which provides aeronautical telecommunications services to leading non-U.S. airlines, including Air France and Iberia.
NGOs and Aid
Through its acquisition of Xantic, the Corporation now holds a strong position serving non-governmental organizations, or NGOs, and aid organizations, including the United Nations and the International Federation of Red Cross (“IFRC”).
Pricing of Services
Stratos sells MSS services under two pricing models: on-demand and lease. On-demand pricing is on a per minute or megabyte basis. Normally, on-demand customers have no minimum purchase or exclusivity requirements. However, four of the Corporation’s six largest MSS distributors have minimum purchase and/or exclusivity requirements. A lease arrangement entails a flat monthly rate for a terminal to operate on a continuous basis. Leases are generally for fixed periods of one to five years. Customers, such as the Corporation’s single largest customer, the U.S. Navy, typically elect a lease if they anticipate continuous use over an extended period.
While leasing constituted approximately 12% of Inmarsat’s 2006 revenue, it accounted for 21% of the Corporation’s 2006 Inmarsat revenue. The higher proportion of Inmarsat business sold through leases provides the Corporation with a more stable revenue base than its principal competitors.
Stratos typically sells Broadband services under lease contracts of one to five years with flat monthly rates for services.

Accounting Authority Services
When maritime telecommunications via HF radio began in the early 1900s, ownership of the HF radio stations was highly fragmented. To facilitate these services, third parties, called accounting authorities, would pay the HF radio station operators, bill and collect for services from the ship owners and generally assume the credit risk. When Inmarsat began providing services in the 1980s, accounting authorities continued to act as a billing intermediary between the mobile user and service providers, and are still used today. Stratos generates revenue by acting as an accounting authority, billing and collecting for Inmarsat services.
Corporate Strategy
The Corporation strives to grow its business and exercise prudent financial management to deliver strong operating results and cash flows. The key components of its strategy are to:
Increase the Corporation’s Presence in Attractive Market Sectors
The Corporation focuses on providing remote telecommunications solutions to high-volume customers in the most attractive market sectors, including the military, government, oil and gas and maritime sectors. In addition, the Corporation provides remote telecommunications solutions to other market sectors, including the aeronautical, media, construction, mining and engineering sectors. The Corporation intends to continue to focus on the key market sectors in which it has a considerable presence and use the experience and expertise gained in these sectors to increase its penetration in other market sectors characterized by a large or diverse customer base and significant remote telecommunications usage.
Enhance the Corporation’s Geographic Footprint
The Corporation provides services on a global basis. The Corporation intends to enhance its presence in targeted geographic locations where it is not presently well-represented and where it believes there are significant opportunities for growth. In addition, as its existing and future customers move into new areas of the world, the Corporation intends to broaden and deepen its relationships with those customers to foster its position as their global service provider of choice, providing the remote telecommunications solutions they require.
Continue to Realize Cost Improvements
The synergies realized from the Xantic acquisition have allowed, and the Corporation believes that expected synergies will continue to allow, the Corporation to further enhance its low-cost position by increasing Inmarsat volume-based price discounts and improving its network efficiencies. In addition, the Corporation will continually monitor its cost competitiveness and strive to gain additional cost savings by further improving the efficiency of its operations, distribution and billing systems.
Tailor Service Offerings to Customer Needs
The Corporation will continue to serve individual customer needs by offering a wide variety of remote telecommunications services. The Corporation expects that over the next several years its core customer base will require a variety of new services and believes that it is well-positioned to capture these new business opportunities by cross-selling existing and new services. Through its sales force, engineering expertise, distribution channels, operational capabilities and development of new value-added services, the Corporation is positioned to offer its customers the remote telecommunications solutions they desire.
Selectively Consider Strategic Acquisitions and Investments
The Corporation has enhanced its competitive position through strategic acquisitions and investments within its key market sectors. The Corporation will selectively consider strategic acquisitions and investments to enhance its operations in these key market sectors and further its strategic objectives.

Intellectual Property
The Corporation has a portfolio of patents to protect its inventions and trademarks to protect its brand names. Its patented inventions include BEST, which optimizes the use of leased satellite capacity and value-added aeronautical services. The Corporation’s brand names trademarked throughout the world include “STRATOS”, “STRATOSMAX” and “STRATOSITEK”.
Properties
The Corporation owns the property on which its operations centre is located in St. John’s, Newfoundland and Labrador and the property on which its LES is located in North Auckland, New Zealand. The Corporation also leases properties in various other jurisdictions where it carries on business. Details of owned and material leased properties are below:
Owned Property

Location	Facility
Mount Pearl, Newfoundland	Operations and data center

North Auckland, New Zealand	Land earth station
Leased Property

Annual Lease
Location	Facility	Expiry Date	Payment (2006)
St. John’s, Newfoundland	Corporate and registered office	December 2010	C$523,000

Lake Cowichan, British Columbia	Telemetry, tracking and control station	July 2008	C$144,924

Sambro Creek, Nova Scotia	Telemetry, tracking and control station	July 2008	C$144,924

Bethesda, Maryland	Corporate head office	December 2007	C$511,922

Washington, DC	SGSI head office	December 2011	C$360,287

Englewood, Colorado	VSAT hub/office	July 2008	C$53,847

Scott (Lafayette Parish), Louisiana	VSAT hub/office	October 2020	C$297,800

London, England	Administrative and sales office	September 2008	C$260,505

Goonhilly, Cornwall, England	Land earth station	December 2010	C$99,204

Mormond Hill, Aberdeenshire, Scotland	VSAT hub	December 2025	C$192,672

Bridge of Don, Aberdeen, Scotland	VSAT hub (land only)	May 2016	C$30,300

Weir, Quebec, Canada	Land earth station	February 2009	C$247,264

The Hague, the Netherlands	Corporate and administrative office	Under re-negotiation	C$172,333

Burum, the Netherlands	Land earth station	April 2015	C$1,263,430

Perth, Australia	Land earth station	Under re-negotiation	C$1,658,386

Competition
The Corporation’s MSS business faces vigorous competition from other LESOs including affiliates of leading international telecommunications companies, such as France Telecom/Apax Partners, Telenor and Singtel, and distributors and/or satellite system operators. Globally, the Corporation faces competition from other LESOs distributing Inmarsat services. The continuing consolidation in the remote telecommunications industry (see “Risk Factors”) is expected to increase competitive pressures. It faces competition from distributors of other MSS systems that it distributes, such as Iridium, MSV and Globalstar. The Corporation also faces competition from distributors of MSS systems that it does not distribute, such as Thuraya.
The Corporation’s Broadband business competes with four significant established telecommunications providers in the Gulf of Mexico: SOLA Communications, CapRock Services, Petroleum Communications (known as Petrocom) and Data Marine Systems (DMS). Additionally, in the broader remote VSAT market, the Corporation competes with VSAT suppliers including Gilat Satellite Networks and Hughes Network Systems.
Competitive Strengths
The Corporation’s competitive strengths position it well to capture an anticipated increase in demand for remote telecommunications services. There are several factors underlying such anticipated increase in demand, including the anticipated increased mobility of businesses and their workforces, the greater reliance on “always on” data and voice connectivity and the increased demand for the automated exchange and transmission of data, such as the remote monitoring of pipelines and other assets. In addition, the use of the Internet for e-mail, large file transfers, live video and streaming media has significantly increased demand for greater bandwidth. As end-users become accustomed to high-speed connectivity in the workplace and at home, they are increasingly demanding higher bandwidth for their remote mobile telecommunications.
The Corporation’s key competitive strengths include:
Industry Leader with Significant Global Presence
With the completion of the acquisition of Xantic, the Corporation is the leading Inmarsat service provider in each of the maritime, land, aeronautical and leasing markets. The Corporation’s strong competitive position can be attributed to dedication to superior customer care, a strategic approach to individual market sectors, its low-cost structure and its high quality service offerings. The Corporation believes its global scale and market position enable it to build and maintain close relationships with key suppliers and customers.
Long-Standing Relationships with Customers in Key Market Sectors
The Corporation has attracted and retained customers in the key market sectors in which customers generally require large volumes of remote telecommunications services. A large portion of the revenue for the year ended December 31, 2006 came from customers the Corporation has been doing business with for at least five years, as was the case for the previous year. Its major end-users include defense agencies of several countries (including the United States, the United Kingdom, Australia, New Zealand, the Netherlands, Canada and Japan), other governmental organizations (including the U.S. and Canadian Coast Guards, U.S. Federal Emergency Management Agency, NATO, the United Nations, law enforcement agencies and state and local governments), non-governmental organizations (including the IFRC), oil and gas companies (including Shell Oil, ChevronTexaco, Exxon Mobil and BP Amoco), and maritime organizations (including Malaysia International Shipping Company and Wallem Ship Management). By focusing its sales and marketing resources on these key market sectors, the Corporation has built a solid base of high-volume customers whose needs for remote telecommunications services the Corporation believes will continue to grow.

Low-Cost Structure
As the largest provider of Inmarsat services, the Corporation obtains larger volume-based price discounts for satellite airtime than its competitors, providing it with a cost advantage. The Corporation also expects that the acquisition of Xantic will generate greater traffic through a rationalized terrestrial network, which will reduce the Corporation’s costs.
The Corporation also benefits from a low-cost structure due to economies of scale in network and business operations, direct ownership of infrastructure, in-house engineering and product development capabilities and a concentration of personnel in low-cost jurisdictions. The Corporation has reduced its operating expenses through automation, rationalization of infrastructure and consolidation of processes. Its increased scale and efforts to reduce costs have enabled it to reduce selling, general and administrative costs as a percentage of revenue from 16% in 2001 to 13% in the year ended December 31, 2006.
Comprehensive Suite of Remote Telecommunications Solutions and Technologies
The Corporation offers a comprehensive and expanding suite of services, which allows it to fulfill its customers’ remote telecommunications requirements in any location. The variety of applications the Corporation provides is attractive to its customers because it allows them to lessen their dependence on a single technology. The Corporation believes its strong engineering team enables it to respond to customer needs for multi-technology solutions.
The Corporation’s product offerings have expanded to focus on the shift in customer needs from traditional voice to high-speed data services. For example, Inmarsat’s new BGAN service offers end-users secure, reliable broadband service for high-speed data applications, supported by smaller, more portable and less expensive terminals. BGAN supports data transmission rates of up to 492 kilobits per second (kbps), similar to, and in some cases higher than, the transmission rates planned for third generation, terrestrial wireless networks. This represents a significant increase in data transmission rates from the 64-128 kbps currently available to most MSS customers. Stratos expects that the smaller terminals and higher data speeds will encourage existing users to increase usage and will expand the market for remote telecommunications services. In addition, Stratos believes its portfolio of branded value-added services helps to differentiate its services from those of its competitors, maintain customer loyalty and increase revenue.
Experienced Management Team with a Solid Track Record of Integrating Acquisitions
The members of the Corporation’s senior management team have, on average, more than ten years of experience in the telecommunications industry. The management team has implemented a number of strategic initiatives, such as integrating several strategic acquisitions on schedule and on budget, including the Inmarsat and VSAT businesses acquired in 2000 from BT, realizing planned synergies and reducing costs, which have generated positive operating cash flow. In connection with the acquisition in 2000 of the businesses from BT, the Corporation realized synergies in relation to the annual revenue of the acquired businesses that are similar in proportion to those the Corporation expects to realize from the acquisition of Xantic.
Employees
The Corporation employed approximately 800 people as at December 31, 2006. Of this number, 117 employees based in the Netherlands and Australia are subject to a collective bargaining agreement, expiring on December 31, 2007. None of the other employees of the Corporation are subject to any collective bargaining agreements.
The satellite communications business is complex and highly technical. Certain of the Corporation’s employees possess specialized technical or engineering knowledge, which knowledge is derived in part through their training and experience at Stratos. While there are qualified individuals with the required education, technical skills or experience available in the market, there is competition in the industry for such qualified personnel.

Regulation of the Industry
U.S. Regulatory Environment and Licensing
Stratos provides services in the United States through its subsidiaries, Stratos Mobile Networks, Inc. (“Stratos USA”), Stratos Communications Inc. (“SCI”) and Stratos Offshore.
General Regulatory Framework
The FCC is responsible for virtually all aspects of U.S. regulation of telecommunications services provided by private companies, including licensing of services and equipment, assigning of frequencies, regulatory implementation of communications statutes and adjudicating complaints alleging violation of those statutes.
The primary U.S. statute governing the operations of Stratos subsidiaries are the Communications Act of 1934, as amended (the “U.S. Communications Act”). The U.S. Communications Act requires that:
a provider of facilities-based or resold international telecommunications service obtain FCC authorizations.
an operator of radiocommunications facilities (including satellite earth stations) obtain authorization from the FCC to operate the facilities. Maintenance of required licenses is a condition of providing service in the United States, and the FCC has authority to suspend or revoke licenses for violation of license conditions or other improper conduct.
telecommunications common carriers to provide services on a non-discriminatory basis and to charge ‘‘just and reasonable’’ rates.
most providers of interstate telecommunications service to the public contribute a percentage of end-user revenue to a ‘‘universal service’’ fund that is used to support service to high-cost and under-served customers.
Individual states in the United States have enacted laws to regulate the provision of local or intrastate telecommunications by carriers operating within the state. Accordingly, Stratos subsidiaries providing local or intrastate telecommunications services in the United States must obtain approval from the relevant state utility commissions prior to providing services in that state. The state utility commissions have the ability to revoke a carrier’s authority to operate in the state for failure of that carrier to adhere to conditions of its authorization or for other improper conduct.
Satellite Services
Stratos USA and SCI are authorized to provide international Inmarsat services and global facilities-based and resold services. In October 2001, the FCC authorized the Corporation to provide Inmarsat services to Inmarsat terminals in the United States. Its authorizations for domestic U.S. service cover Inmarsat B, C, M, Mini-M, GAN and Aero and VSAT services.
SCI has provided BGAN service and other Inmarsat Services on the fourth generation satellite in the United States pursuant to grants of Special Temporary Authority (“STAs”). Specifically, STAs have been filed each sixty days since May 12, 2006 for the BGAN service, and for other Inmarsat services since January 18, 2006. MSV has opposed renewals of these STAs, the Corporation’s BGAN application and its application to provide second and third generation Inmarsat services on the fourth generation satellite on the basis of a spectrum dispute with Inmarsat. MSV’s opposition could lead to an interruption of BGAN and other Inmarsat services in the United States and also in Canada.
Microwave Services
The Corporation is authorized by the FCC to use a digital microwave system to provide voice, data and video services, Internet access and network connectivity to customers located in the Gulf of Mexico.

Competitive Local Exchange Carrier (‘‘CLEC’’) Services
The Corporation is authorized by the FCC and the states of Louisiana and Texas to provide CLEC services, including domestic and international long distance and local telephone services, to customers in the Gulf of Mexico, Louisiana and Texas.
Access to Spectrum Resources
Satellite capacity can be constrained by the amount of available spectrum. In the United States, the FCC determined in 2003 that MSS spectrum, including the L-band and S-Band spectrum used by Inmarsat, Iridium, Globalstar and MSV, can be used to integrate an ‘‘ancillary terrestrial component’’ (ATC) to provide combined satellite and terrestrial-based radio services to mobile terminals in the United States. In 2004, the FCC modified the MSV license to permit it to offer ATC. In 2005, Inmarsat announced that it would apply to the FCC to offer ATC in the United States. The provision of ATC service in the United States could reduce the amount of spectrum available for MSS and could cause interference to MSS users.
United Kingdom Regulatory Environment and Licensing
Stratos provides telecommunications services in the United Kingdom (“UK”) through its subsidiaries Stratos Global Limited (“Stratos UK”) and Stratos Aeronautical Limited.
General Regulatory Framework
The regulatory framework in the UK for the provision of telecommunications networks, services, and equipment is established in accordance with the law of the European Union (“EU”). The EU adopted the regulatory framework currently in effect (“EU Framework”) in April 2002, and the UK implemented the new framework in July 2003. The EU Framework covers both telecommunications and other electronic communications services (e.g., Internet access).
The primary UK telecommunications statute is the Communications Act 2003 (“UK Communications Act”), under which the Office of Communications (“Ofcom”) regulates electronic telecommunications services. Under the EU Framework and the UK Communications Act, most UK licensing requirements for telecommunications services have been abolished, and replaced with General Conditions of Entitlement issued by Ofcom and applicable to all providers of electronic communications services. Under the UK Communications Act, Stratos no longer requires any UK telecommunications services licenses. Pursuant to the General Conditions of Entitlement, Stratos UK has posted a Code of Practice for Consumers within the United Kingdom on its website, and has agreed to resolution of certain consumer disputes by the Office of the Telecommunications Ombudsman.
Radiocommunications Services
Licensing requirements for radiocommunication services remain in force in the UK and other EU member states. Under the UK Wireless Telegraphy Act 1949 (as amended by the UK Communications Act), a license is required for most radiocommunications services. Stratos UK holds a Permanent Earth Station Site License for its UK teleports at Mormond Hill and Aberdeen, Scotland (as well as individual licenses for certain “troposcatter” facilities at Mormond Hill), and holds a VSAT Network License for UK terminals used for the StratosITekTM service. These licenses are subject to annual renewal fees. Stratos UK also held a Permanent Earth Station Site License for its UK land earth station at Goonhilly, England; however, this license was surrendered effective March 1, 2007 in connection with the closure of Stratos operations at Goonhilly.
Canadian Regulatory Environment and Licensing
Stratos provides services in Canada through its Canadian operating subsidiary, Stratos Wireless Inc. (“SWI”).

General Regulatory Framework
In Canada, satellite and other telecommunications services are governed and regulated by two different industry-specific statutes: the Telecommunications Act (the “Canadian Telecom Act”) and the Radiocommunication Act (the “Canadian Radiocom Act”).
Regulation by the CRTC under the Canadian Telecom Act
While SWI is subject to regulation under the Canadian Telecom Act by the Canadian Radio-television and Telecommunications Commission (“CRTC”), most of its activities are unregulated as a result of the February 3, 2000 decision of the CRTC to conditionally forbear from regulating SWI’s Inmarsat mobile satellite services that are public-switched mobile voice services and to unconditionally forbear with respect to other wireless services provided by Stratos and its affiliates.
International Telecom License
Under the Canadian Telecom Act, all providers of international telecommunications services in Canada are required to hold and keep current a basic international telecommunications service (BITS) license issued by the CRTC. SWI holds a “Class A” BITS license which was issued by the CRTC on January 1, 1999 and reissued on November 22, 2000. The BITS license expires on June 30, 2009, however, the CRTC has the authority to suspend or revoke a BITS service license if it believes that the licensee has contravened the Canadian Telecom Act, the regulations thereunder or any condition of its license.
Regulation by Industry Canada under the Canadian Radiocom Act
Industry Canada manages the use and allocation of radio spectrum in Canada through the issuance of radio and spectrum licenses pursuant to the Canadian Radiocom Act and its regulations. SWI holds radio licenses for its Inmarsat LES and TT&C stations, as well as its C-band, Ku-band, VSAT and HF radio stations. Industry Canada had issued a series of short term spectrum licenses to SWI for existing and evolved services on Inmarsat’s fourth generation (“I-4”) satellite to maintain service continuity to existing customers until March 2006. However, due to MSV’s spectrum dispute with Inmarsat in Canada and the United States, Industry Canada has not renewed any spectrum license to SWI for service on the I-4 satellite since that time. Nevertheless, Industry Canada is aware that SWI continues to provide service to its existing customer base using the I-4 satellite and has expressed the intention to re-issue spectrum licenses to SWI for existing and evolved services on the I-4 satellite in the future.
With respect to BGAN service in Canada, SWI has made several applications to Industry Canada requesting authority for BGAN service on either a trial basis, a short term basis, or on a full commercial basis. However, Industry Canada has not issued any type of spectrum license to SWI for BGAN service but has issued temporary spectrum licenses for BGAN service directly to one end user in Canada. Industry Canada has not given any indication as to whether it will issue a spectrum license to SWI for BGAN service in the future.
Access to Spectrum Resources
During the Spring of 2004, Industry Canada announced new spectrum and licensing policy principles permitting the development of ATC services to provide a terrestrial mobile service as an integral part of MSS offerings. Authorization to operate ATC systems is required from Industry Canada. Applicants are required to comply with foreign ownership restrictions and are obligated, among other things, to complete applications as radiocommunication carriers, follow technical and operational requirements considered appropriate to mitigate potential interference, and pay spectrum fees. If made commercially available, the provision of ATC services in Canada could adversely affect the Corporation by reducing the amount of spectrum available for mobile satellite services, or by causing interference to its customers.
The Netherlands Regulatory Environment and Licensing
General Regulatory Framework
The regulatory framework in the Netherlands for the provision of telecommunications networks and telecommunications services is established in accordance with the EU Framework. Pursuant to the EU

Framework, the Telecommunications Act 1998 (“TA”) was revised on May 19, 2004 through the implementation of six European directives which provide for less regulation of the communications sector to ensure competition in the communications market and a higher priority on general competition law principles.
The Independent Post and Telecommunications Authority (“OPTA”) supervises and enforces the TA. A main feature of the TA is the abolishment of license requirements. With the exception of the use of radio frequencies and numbers, operators are not required to obtain licences for the installation, maintenance or operation of cable or telecommunications networks. However, a provider of a public electronic communications network or public electronic communications services — such as a telecommunications company — is required to register with OPTA.
On July 26, 2004, Xantic B.V. was granted registrations by OPTA . Xantic B.V. is registered with OPTA as a public electronic communications network provider and a provider of a public electronic communications service.
Risk Factors
There are a number of risk factors that could materially affect the business of the Corporation, which include, but are not limited to the following.
The transaction with CIP Canada may not close
The Arrangement Agreement with CIP Canada, described under “General Development of the Business — Recent Development”, giving effect to the transaction described therein provides for a number of closing conditions, including approval by the Superior Court of Ontario, approval of the transaction by the Corporation’s shareholders at a special meeting, receipt of all necessary regulatory approvals and absence of any final or permanent order of a court or regulatory body prohibiting completion of the transaction. There is a risk that one or more of the closing conditions will not be satisfied. No assurance can be given that the transaction contemplated by the Arrangement Agreement will close.
A substantial portion of the Corporation’s revenue is derived from the distribution of Inmarsat services, such that a significant decline in such revenue would have a material adverse effect on its business.
More than 62% of the Corporation’s revenue for the year ended December 31, 2006, was derived from the distribution of Inmarsat services. The Corporation expects that a substantial percentage of the Corporation’s revenue will continue to be derived from the distribution of Inmarsat services for the foreseeable future.
As a distributor of Inmarsat services, the Corporation’s business is subject to many of the same risks as Inmarsat’s business. Consequently, significant interruptions in Inmarsat services could adversely affect the Corporation’s ability to provide reliable service to its customers and could negatively affect the Corporation’s business. If Inmarsat services become less competitive, in terms of cost or technology, compared to alternative remote and non-remote telecommunications services, the Corporation’s business could be materially adversely affected.
The Corporation’s commercial relationship with Inmarsat may change in the future in a manner that is detrimental to the Corporation’s business.
The health of the Corporation’s business is subject to risks related to its current and future commercial relationship with Inmarsat. Currently, its commercial relationship with Inmarsat, like that of the other 31 first-tier Inmarsat distribution partners, is governed by a commercial framework agreement, or CFA, and by distribution agreements for various services. The CFA and distribution agreements expire in April 2009 (except for the RBGAN agreement which expires in June 2007). The CFA includes the volume discount scheme (“VDS”) which provides the Corporation with reduced prices from Inmarsat based on the volumes of certain voice, maritime data and land-mobile data services purchased from Inmarsat throughout the year. The CFA also generally prohibits Inmarsat from selling its services to end-users or to the Corporation’s distributors (see “Legal Proceedings” for a description of a recent arbitration decision regarding this provision of the CFA). If Inmarsat removed or significantly altered the VDS after April 2009, the Corporation could face higher prices from Inmarsat, with no assurance that such price increases could be passed downstream to distributors or end-users. The Corporation also expects that it would experience competitive pressure if Inmarsat were to add first-tier distribution partners or seek to directly distribute its services to end-users. This pressure could be significant if Inmarsat distributes a substantial volume of services through such channels, and could lead to a decline in the Corporation’s revenue and margins.
The three largest of Inmarsat’s distribution partners represented about 82% of Inmarsat’s 2006 revenue from mobile remote telecommunications services. In light of this concentration, Inmarsat may seek greater diversification of its network of distributors, or may determine to distribute its services directly to end-users upon expiration of the CFA. Inmarsat added eight new first-tier distribution partners for RBGAN services that were introduced in 2002. To date, Inmarsat has engaged 13 distribution partners to distribute BGAN services, including five that had not previously distributed Inmarsat services.
After the expiration of the CFA and distribution agreements in April 2009, Inmarsat is required to offer the Corporation a renewal agreement on the same terms it offers any renewal agreement to other distributors as long as it remains objectively qualified. However, there can be no assurance that these agreements, including the CFA, will be renewed, or, if renewed, will be on terms and conditions that are favorable to the Corporation.
Inmarsat has recently stated publicly that the CFA would not be extended beyond April 2009 in its current form. On March 19, 2007, the Chairman and CEO of Inmarsat stated in an analyst conference call that certain key parameters of the CFA would be changed after April 2009, including the pricing scheme under the CFA (including the VDS) and the current CFA restrictions which prevent Inmarsat from selling directly to end-users and from appointing existing service providers as first-tier distribution partners. In addition, Inmarsat has stated to its first-tier distribution partners, including the Corporation, that the current CFA provisions on pricing and distribution would not be renewed after April 2009 and that Inmarsat’s intention would be to have new commercially standard distribution agreements negotiated and in place by the third quarter of 2008.
Inmarsat’s introduction of new services, in particular BGAN, may change the Corporation’s strategic position and cause a decline in its cash flows if the Corporation is not able to increase its volumes sufficiently.
As Inmarsat introduces new services, including BGAN, the Corporation may be forced to change its business model. The Corporation operates a network of LESs to provide Inmarsat services. Inmarsat owns the LESs for its new BGAN services. As a result, the Corporation expects that its operating margins for sales of BGAN services will be less than for most other Inmarsat services. Since BGAN services will offer faster data rates than previously introduced Inmarsat services, the Corporation expects many end-users will migrate from existing Inmarsat services to BGAN, similar to the manner in which they have migrated from earlier technologies to the more sophisticated, higher-speed data services that Inmarsat has more recently introduced. The result will be that the Corporation’s overall margins will decrease. In addition, Inmarsat contracts directly with telecommunications carriers for BGAN traffic originating on the terrestrial networks and terminating on BGAN terminals, which may adversely affect the Corporation’s revenue.
In order to offset the lower margins and the loss of revenue from carrier traffic, the Corporation must continue to expand its Inmarsat business and sell a significant volume of BGAN services to existing and new customers attracted to the higher bandwidth and lighter terminals. If it cannot expand its Inmarsat business, the Corporation’s revenue, cash flows and profitability may be adversely affected.
A significant number of the Corporation’s MSS contracts do not require any minimum purchases, requiring it to respond to competitive pricing pressure on a continuous basis.
A significant number of the Corporation’s MSS contracts are ‘‘on-demand’’ contracts, which, consistent with industry practice, typically have no contractual minimum purchase requirements. Most of the Corporation’s distributors (other than those who are subject to exclusivity provisions) and end-users can readily purchase some or all of their on-demand mobile satellite services from competitors without significant additional cost or disruption of services. Accordingly, to retain customers, the Corporation must respond to competitive pricing pressure on a continuous basis. Such pricing pressure could have a material adverse effect on the Corporation’s revenue, margins and net earnings. In addition, volatility in certain of Stratos’ higher margin Inmarsat high-speed data services have contributed to changes in its product mix as these services have become proportionately less of the Corporation’s MSS revenue. Accordingly, the Stratos needs to increase the volumes of airtime it sells or leases in order to maintain or grow its revenue, profitability and cash flow.
Satellite failures could adversely affect the Corporation’s ability to distribute existing and new MSS services.
The Corporation’s business relies on satellites. Satellites are subject to significant risks during launch and while operating in orbit. The operational risks include satellite malfunctions, commonly referred to as anomalies, that can occur as a result of various factors, such as satellite manufacturers’ errors, problems with the satellite power or control systems and general failures resulting from operating satellites in the harsh environment of space. Anomalies can also reduce the useful life of a satellite. Satellite operators also face the risk of delays in satellite delivery and deployment, launch failure or incorrect orbital placement. Since the Corporation relies on satellite services to provide a significant portion of its existing services and contemplated future services, the Corporation’s business and operating results are indirectly exposed to all of these risks. If any of the satellites that the Corporation uses fail, its ability to provide MSS services may be limited, which could adversely affect revenue, margins and net earnings.
Significant competition has led to declining pricing and margins for the Corporation’s services. If such price competition continues, it could have a material adverse effect on the Corporation’s revenue and cash flows.
The average selling prices and margins of remote telecommunications services historically have declined over their life cycles. This trend reflects, in part, the intense competition in the industry in which the Corporation operates. The Corporation competes against 22 other Inmarsat LESOs, including those affiliated with major international telecommunications companies such as France Telecom/Apax Partners, Telenor and Singtel, and approximately 440 distributors of Inmarsat services. The competitive environment has resulted in, and may continue to contribute to, downward pressure on pricing and lower margins. The recently announced acquisition of Telenor Satellite Services by Apax Partners, following Apax Partners’ earlier acquisition of France Telecom Mobile Satellite Communications SA, could increase competition and pricing pressures. Downward pricing pressure for Inmarsat services has also resulted from competition from providers of other mobile satellite services. The Corporation competes with approximately 40 first-tier distributors of Iridium services, and with first-tier distributors of Globalstar and MSV services. The Corporation also effectively competes with distributors of other mobile satellite services that it does not distribute, including Thuraya and ACeS. The downward pricing pressure has led to period over period declines in operating results from time to time, and may do so in the future.
The convergence of MSS and VSAT technologies could increase competition and put additional downward pressure on pricing and margins.
Improvements in both mobile and VSAT satellite technologies are contributing to a convergence in the markets for both. Specifically, Inmarsat’s new BGAN service provides data capabilities comparable to the lower end of VSAT systems, while VSAT terminals have become smaller, more portable and less expensive, making them a viable option for some maritime and some other mobile telecommunications users. If the Corporation is unable to attract and retain end-users of its mobile satellite services or its own VSAT services in the face of competitive VSAT options, its business could be adversely affected.
Revenue from the Corporation’s microwave radio-based network, which covers the shallow-water areas of the Gulf of Mexico, has declined and may continue to decline.
The Corporation operates a microwave radio-based network in the shallow water areas of the Gulf of Mexico, which primarily serves the telecommunications requirements of oil and gas companies engaged in offshore exploration and production activity in that region. The shallow water areas within the Gulf of Mexico represent a maturing resource province. The major realm for present and future exploration in the Gulf of Mexico is expected to be in the deepwater and ultra-deepwater areas, generally beyond the reach of the Corporation’s microwave network. The Corporation experienced a decline in its microwave and related services revenue in the Gulf of Mexico in 2004 and 2005 compared to the prior years. This trend continued in the year ended December 31, 2006. Absent an increase in the oil and gas industry’s activity in the area of the Gulf of Mexico covered by the Corporation’s microwave network and/or significant opportunities for it to retain and/or capture market share by providing broadband VSAT services, the Corporation may continue to experience declines in revenue from these customers in the Gulf of Mexico.
Following hurricanes Katrina and Rita, the Corporation supplied VSAT service to many of its microwave customers who lost service. Some of those customers may elect to remain with VSAT service, even though the Corporation’s microwave network has been fully restored. Since its VSAT services generally have lower margins than its microwave services, the Corporation may experience reduced margins even if it is able to maintain its customers in the Gulf of Mexico.
The ability of the Corporation to expand its VSAT services business depends on the degree of success it has in serving its existing customers in new geographic regions.
The Corporation entered the VSAT business by acquiring three businesses in 2000 that primarily serve the oil and gas industry in the Gulf of Mexico and the North Sea, and expanded that business to continental Europe and Russia by acquiring Plenexis Holding GmbH and its subsidiaries, or Plenexis, in January 2005. A significant component of the Corporation’s strategy is to expand its VSAT business organically by serving its existing customers in new geographic regions such as Africa, Latin America and Asia. This may require the Corporation to establish new operations and manage political and regulatory risks. To the extent that the Corporation is not able to execute this strategy fully, its business, financial condition, results of operations and cash flows could be adversely affected.
Demand for the Corporation’s services is influenced by natural and man-made disasters and global security concerns, contributing to the volatility of its operating results.
Many of the Corporation’s customers, including those in market sectors such as the military, government and international aid organizations, increase their usage significantly during security events or natural disasters. For example, the Corporation’s revenue increased substantially in 2003 before decreasing in 2004, reflecting the increased demand for its services in connection with the commencement of the war in Iraq and the levelling off of such demand thereafter. As a result, the Corporation’s operating results are subject to volatility.
If the Corporation is unable to introduce and market new services on a cost-effective and timely basis, its business could be adversely affected.
The remote telecommunications industry is characterized by rapid technological changes, new service introductions and evolving industry standards. Notwithstanding the significant portion of the Corporation’s revenue represented by the sale of Inmarsat services, a vital part of its strategy is to offer a wide range of technologies from a variety of suppliers. If the Corporation fails to stay abreast of significant technological changes, the services it offers could become obsolete. To remain competitive in the industry in which it operates, the Corporation must continue to anticipate changes in technology and industry standards and enter into relationships with key suppliers to enable it to market new services. If the Corporation is unable to do so, its business, financial condition, results of operations and cash flows could be adversely affected.
The Corporation relies on key satellite operators, particularly Inmarsat, to introduce new services for it to distribute, which generally allows it to increase volumes, leading to greater volume-based price discounts and efficiencies through greater scale. In the future, satellite operators may not introduce new services at as rapid a pace or the Corporation may not be able to enter into agreements with such operators allowing it to distribute such services, increase its volumes or achieve cost efficiencies. If the Corporation is unable to do so, its business, financial condition, results of operations and cash flows could be adversely affected.

The Corporation has several large customers and the loss of any one of them, or their default in payment for its services, could reduce revenue and materially adversely affect business.
The Corporation’s ten largest customers and their affiliates represented approximately 30% of the Corporation’s revenue for the financial year ended December 31, 2006. The loss of any of these customers could significantly affect revenue and profitability. In addition, since the Corporation provides services and equipment primarily on credit, customer concentration can at times lead to a concentration of accounts receivable due from its largest customers. Should the financial condition of any of these customers deteriorate, adversely affecting their ability to make payments to the Corporation, the Corporation’s operating results could be adversely affected.
The Corporation’s business could be seriously harmed by natural or man-made disasters.
The services the Corporation provides depend upon substantial investments in, and the reliable operation of, satellite networks and terrestrial telecommunications equipment. Such facilities and equipment are subject to being disabled or made inaccessible as a result of natural disasters, military actions, acts of war and acts of terrorism, which could, in turn, lead to an interruption or disruption of some of the Corporation’s services in one or more geographic areas, including areas where it has a significant customer base. For example, the Corporation’s microwave network in the Gulf of Mexico was seriously damaged by hurricanes Katrina and Rita in August and September 2005, reducing its Broadband revenue and net earnings in the third and fourth quarters of 2005 and during the year ended December 31, 2006 and requiring unanticipated capital expenditures of approximately $6.9 million during 2005 and 2006 in respect of reconstruction efforts. Further, such events could harm the Corporation’s business reputation, particularly if any of its competitors are able to continue to provide communication services when it does not or are able to restore service more quickly than it does. In the event of future natural or manmade disasters affecting facilities or equipment, the Corporation may experience a loss in revenue, which may not be adequately insured against and could, therefore, reduce profitability. There is no assurance that the Corporation will be able to continue to get adequate insurance for its business at a reasonable cost.
Xantic may not be successfully integrated into the Corporation’s existing operations.
Stratos and Xantic have, prior to February 14, 2006, operated as separate entities. Even if Stratos completes the integration of Xantic as planned, it may not be able to maintain the levels of revenue, earnings or operating efficiency that the two companies have achieved or might achieve separately. Successful integration of Xantic’s operations will depend on Stratos’ ability to manage Xantic’s operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic coverage, and eliminate redundant and excess costs. The anticipated revenue growth, synergies and savings opportunities are based on the Corporation’s best estimate of projections (with underlying assumptions) as of the date hereof, all of which are subject to change. Stratos may not realize all of the anticipated benefits, synergies or savings to the extent or in the time frame contemplated or such benefits, synergies and savings may require higher costs than anticipated.
The Corporation may not be able to complete strategic transactions or integrate new businesses successfully into its business, which may prevent it from implementing its current strategies to grow its business.
The Corporation’s ability to complete strategic transactions, such as the acquisition of Xantic, has been central to the successful implementation of its business strategies, including its strategies to strengthen its geographic diversity and broaden its customer base. Successful completion of an acquisition or other similar transaction depends on a number of factors that are not entirely within its control, including its ability to negotiate acceptable terms, conclude satisfactory agreements and obtain all necessary regulatory approvals. In seeking to acquire a target company, the Corporation may face competition from other companies interested in acquiring the target company that have significantly greater financial and other resources than the Corporation has. If the Corporation needs to finance a transaction, it may not be able to obtain the necessary financing on satisfactory terms and within the timeframe that would permit the transaction to proceed. If any of these factors prevents the Corporation from completing one or more strategic transactions, the Corporation may not be able to expand its business in the manner and on the schedule that it plans. In addition, the Corporation may incur significant costs arising from its efforts to engage in strategic transactions. These costs may exceed the returns that it realizes from a given transaction. Moreover, these expenditures may not result in the successful completion of a transaction.
Even if the Corporation completes one or more strategic transactions (such as the Xantic acquisition), it may be unable to integrate successfully the personnel and operations of such new business or achieve the operational synergies or other benefits that it had anticipated. Moreover, the Corporation might fail to discover liabilities of a business or operating or other problems prior to completing any such transaction. The Corporation could experience adverse accounting and financial consequences, such as the need to make large provisions against the acquired assets or to write down acquired assets. The Corporation might also experience a dilutive effect on its earnings. Depending on how any such transaction is structured, there may be an adverse impact on the Corporation’s capital structure. Further, such an acquisition could disrupt the ongoing business, distract management and employees or lead to increased expenses.
There may be further consolidation in the remote communications industry.
In addition to the Corporation’s acquisition of Xantic, there may be further consolidation among participants in the remote communications industry. Consolidation by one or more of Stratos’ competitors would be expected to strengthen their competitive position, by increasing their size, market share and resources. Apax Partners’ recently announced acquisition of Telenor Satellite Services, following Apax Partners’ earlier acquisition of France Telecom Mobile Satellite Communications SA, is evidence of further consolidation in the industry, and could lead to increased competitive pressures. If the Corporation fails to realize the anticipated benefits of the Xantic acquisition in a consolidating market, this could weaken its competitive position and adversely affect its business, operating results and financial condition.
The loss of key management and other personnel could adversely affect the Corporation’s business.
The Corporation is highly dependent on its executive officers and key employees. The experience and industry knowledge that these individuals possess is a significant contributing factor to its continued success. In addition, the Corporation’s success is highly dependent upon its continued ability to identify, hire, train, motivate and retain qualified management, technical, sales and marketing personnel. The loss of the services of existing personnel, as well as the failure to recruit additional key technical, managerial and sales personnel in a timely manner, would be detrimental to its business. Furthermore, the Corporation may incur substantial expenses in connection with hiring and retaining employees.
The Corporation’s business is exposed to fluctuations in U.S. dollar exchange rates.
The Corporation operates on an international basis, incurring expenses in a large number of currencies, including the Canadian dollar, the British pound sterling and the euro. As a result, its operating results can reflect its exposure to fluctuations in currency exchange rates relative to the U.S. dollar, its functional and reporting currency. This exposure will increase as a result of the acquisition of Xantic. While Xantic has entered into forward exchange contracts to manage its exposure to exchange rate fluctuations, the Corporation has not entered into such contracts in the past. Future volatility in exchange rates of currencies in which the Corporation incurs expenditures relative to the U.S. dollar may affect its financial condition and results of operations.
The Corporation’s business is exposed to interest rate risk.
The Corporation incurs debt to support its business operations, including capital expenditures and working capital requirements. The Corporation is exposed to changes in interest rates, primarily as a result of long-term debt carrying floating interest rates. Although the Corporation uses interest rate swap agreements to adjust the ratio of fixed and floating rates in its debt portfolio, arrangements that will continue through the completion of the refinancing of its existing senior credit agreement, changes in prevailing interest rates could nonetheless have a material adverse impact on its results of operations and cash flow, as well as the fair value of its debt. Based on debt levels as of December 31, 2006, a one percent change in interest rates on the Term B debt under its restated senior credit agreement not subject to interest rate swaps would impact the Corporation’s pro forma interest expense by approximately $0.3 million.

The Corporation relies on intellectual property, which it may not be able to protect fully or effectively.
The Corporation relies on a combination of patents, copyright, trademark, trade secret rights, licensing and confidentiality agreements in order to develop and protect its proprietary technology. Notwithstanding its efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws may afford only limited protection in respect of these assets. Accordingly, the Corporation may not be able to protect its proprietary rights against unauthorized third party copying or use, which may reduce the value of such rights and/or impair the volume or pricing of its services based on such rights.
The Corporation may become subject to unanticipated tax liabilities that may have a material adverse effect on its results of operations.
The Corporation is subject to tax in many jurisdictions throughout the world. Income tax expense and future income taxes are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rate in such jurisdictions, tax treaties between jurisdictions, capital taxes not based on taxable income, and future changes in law. Generally, tax liability is separately assessed on a legal entity or entities operating within a particular jurisdiction. Therefore, the Corporation is not always able to apply current year or prior years’ tax losses in certain entities against the taxable income arising in other profitable entities. As a result, the Corporation may pay income and capital taxes or record future tax expense in certain jurisdictions even though losses may be incurred in other jurisdictions.
The extent to which certain taxing jurisdictions may require the Corporation to pay tax or to make payments in lieu of tax may not be determined in advance. In addition, the Corporation’s operations and payments due to it may be affected by changes in taxation, including retroactive tax claims, assessments of withholding on amounts payable to it or other taxes assessed at the source, any of which could result in taxation in excess of what the Corporation anticipates based on the extent of its business contacts in a particular jurisdiction, its organizational structure and the current tax regimes.
The Corporation operates within multiple tax jurisdictions and are subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although the Corporation believes that adequate provision has been made for such issues, there is a possibility that the ultimate resolution of such issues could have an adverse effect on its net earnings.
The Corporation is subject to regulatory and licensing requirements in each of the countries in which it provides services, and its business is sensitive to regulatory changes in those countries.
The operation of the telecommunications infrastructure the Corporation uses and the distribution of its services are subject to significant regulation in many of the over 160 countries where it has customers. The regulation is pervasive and largely outside the Corporation’s control. In addition, some of the existing national and international legislation and regulations affecting the satellite telecommunications industry is currently the subject of judicial proceedings, legislative hearings and administrative proceedings that could change, in varying degrees, the manner in which the industry operates and is regulated. Neither the outcome of these proceedings, nor their impact on its operations, can be predicted at this time.
The allocation and use of radio frequency spectrum for the provision of satellite and microwave telecommunications services are regulated on a country by country basis, as well as being subject to coordination between countries under the auspices of the International Telecommunications Union (ITU). In addition, the provision of the Corporation’s services, like those of other remote telecommunications service distributors, are dependent upon obtaining and maintaining the necessary licenses, certifications and other approvals, which may or may not be issued or renewed by the applicable regulatory authority. If the Corporation or its distributors or its end-users are unable to obtain or retain necessary licenses, certifications and approvals, its revenue and profitability could be adversely affected.
Although certain regulatory frameworks governing the provision of mobile and fixed satellite services have undergone significant liberalization, it is possible that the degree or scope of government regulation over the satellite industry will increase in the future, becoming more complex and costly for compliance. Further, changes in the regulatory framework applicable to the Corporation’s operations, including changes made by regulators in the interpretation of existing decisions, regulations or policies, or the issuance by regulators of new decisions, regulations or policies, such as the granting of licenses to competitors or the assessment of licensing or regulatory fees, may have a material adverse effect on the Corporation.
The Corporation is dependent on satellite operators to obtain sufficient spectrum for MSS.
If the satellite operators whose services the Corporation uses to provide MSS are not able to obtain sufficient spectrum through national licensing or international coordination procedures, their capacity may be limited, which could have an adverse effect on the Corporation. For example, Inmarsat is currently involved in disputes with other satellite operators regarding the spectrum available for Inmarsat’s use under international coordination agreements. If the resolution of these disputes decreases Inmarsat’s available or planned spectrum, then the Corporation’s business may be adversely affected.
In the United States, MSV has opposed the Corporation’s applications, and those of other Inmarsat service providers, to provide BGAN services and to transfer existing services to Inmarsat’s fourth generation satellite on the basis of MSV’s spectrum dispute with Inmarsat. While the Federal Communications Commission, or the FCC, has granted Stratos temporary authorization to provide BGAN services in the United States and to transfer existing services to Inmarsat’s fourth generation satellite, MSV’s continued opposition may delay the Corporation’s BGAN service and/or lead to the interruption of existing services in the United States and in Canada (where MSV also has significant operations), as noted above under General Regulatory Framework.
Ancillary terrestrial component services may decrease MSS spectrum and cause interference.
In 2004, the United States Federal Communications Commission, or the FCC, modified MSV’s satellite license to permit MSV to offer ancillary terrestrial component, or ATC, services in MSV’s satellite spectrum. Ancillary terrestrial-based wireless services provided through dual mode terminals enabling both satellite and terrestrial wireless services. Canada has also approved ATC services and European regulators are currently considering whether to permit them. In 2005, Inmarsat announced that it would apply to the FCC to offer ATC services in the United States. If made commercially available, the provision of ATC services in the United States could adversely affect the Corporation by reducing the amount of spectrum available for mobile satellite services, or by causing interference to its customers.
The Corporation’s substantial debt could adversely affect its business and its ability to fulfill its obligations.
The Corporation currently has, and after the transactions are completed, will continue to have, a significant amount of debt and significant debt service obligations. The table below sets forth the Corporation’s total debt, total shareholders’ equity, total capitalization and ratio of total debt to total capitalization as of December 31, 2006:

Total debt	$375.6 million
Total shareholders’ equity	$197.9 million

Total capitalization	$573.5 million

Ratio of total debt to total capitalization	65.5%
This high degree of leverage could have important consequences to the Corporation, including to holders of the Notes. For example, it could:
▪	make it more difficult for the Corporation to satisfy its obligations with respect to the Notes and its other indebtedness;

▪	increase the Corporation’s vulnerability to adverse economic and industry conditions;

▪	require the Corporation to dedicate a substantial portion of cash from operations to the servicing of its debt obligations, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

▪	limit the Corporation’s ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

▪	place the Corporation at a disadvantage compared to its competitors that have a lower degree of leverage; and

▪	limit the Corporation’s flexibility in planning for, or reacting to, changes in its business and in the remote telecommunications industry.
In addition, debt incurred under the Corporation’s restated senior credit agreement will bear interest at variable rates. If market interest rates increase, the Corporation’s debt service requirements will increase, which would adversely affect its cash flow. Any interest rate swap agreements the Corporation has entered into, or may enter into, to mitigate such risk may not adequately limit its exposure to increased rates.
The Corporation may be able to incur substantial additional indebtedness, which could further exacerbate the risks associated with its substantial indebtedness.
The Corporation may be able to incur substantial additional indebtedness in the future. Although the terms of its restated senior credit agreement and the indenture governing the Notes contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. Based on the Corporation’s estimates according to certain assumptions, its restated senior credit agreement would have permitted additional indebtedness of up to $31.4 million as of December 31, 2006. In addition, the indenture governing the Notes does not prevent the Corporation from incurring obligations that do not constitute indebtedness as defined in the indenture. If the Corporation incurs additional indebtedness or other obligations, the related risks that it faces could be magnified.
The Corporation may not be able to generate sufficient cash flow to service all of its obligations, including its obligations related to the Notes.
The Corporation’s ability to make payments on and to refinance its indebtedness, including the indebtedness incurred under its restated senior credit agreement and the Notes, and to fund its operations, working capital and capital expenditures, depends on its ability to generate cash in the future. The Corporation’s cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond its control. The Corporation’s business may not generate cash flow in an amount sufficient to enable it to repay the indebtedness incurred under its restated senior credit agreement, the Notes or other indebtedness, on or before maturity. The Corporation may need to refinance all or a portion of such indebtedness, including the Notes, on or before maturity. The Corporation’s ability to refinance its indebtedness or obtain additional financing and/or to do so on commercially reasonable terms will depend on, among other things:
▪	its financial condition at the time;

▪	restrictions in agreements governing its debt, including its restated senior credit agreement and the indenture governing the Notes; and

▪	other factors, including the condition of the financial markets and the remote telecommunications industry.
If the Corporation does not generate sufficient cash flow from operations, and additional borrowings, refinancings or proceeds of asset sales are not available to it, it may not have sufficient cash to enable it to meet all of its obligations, including payments on the Notes.
The Notes and the guarantees will be unsecured and effectively subordinated to the Corporation’s existing and future secured indebtedness.
The Notes and the guarantees will be unsecured obligations, ranking effectively junior in right of payment to all the Corporation’s existing and future secured debt, including the indebtedness it will incur under its restated senior credit agreement. As of December 31, 2006, the Corporation had $225.6 million of secured debt outstanding and up to $25.0 million available for future senior secured borrowings, including letters of credit, under its restated senior credit agreement. In addition, the restated senior credit agreement and the indenture governing the Notes will permit the incurrence of additional debt, some of which may be secured debt. In the event that the Corporation is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from its assets securing such indebtedness before any payment may be made with respect to the Notes. Holders of the Notes will participate rateably in the Corporation’s remaining assets with all holders of its unsecured indebtedness that is deemed to rank equally with the Notes, and potentially with all other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may be insufficient assets to pay amounts due on the Notes. As a result, holders of the Notes may receive less from the Corporation’s assets, rateably, than holders of its secured indebtedness.
The Notes will be structurally subordinated to the debt and other liabilities of certain of the Corporation’s subsidiaries.
As of the date of issuance, most of the Corporation’s subsidiaries will guarantee the Notes, but certain non-U.S. and non-Canadian subsidiaries will not be required to guarantee the Notes, including Xantic and all of its subsidiaries. As a result, the Notes will be structurally subordinate to all debt and other liabilities of the Corporation’s current and future subsidiaries that do not guarantee the Notes, including Xantic and its subsidiaries, and the claims of creditors of such non-guarantor subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Corporation’s non-guarantor subsidiaries or joint venture interests, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of such subsidiaries or joint ventures before any assets are made available for distribution to the Corporation. As of December 31, 2006, the Notes were effectively subordinate to approximately $88.7 million of indebtedness and other liabilities of non-guarantor subsidiaries, including trade payables but excluding intercompany liabilities. Such subsidiaries would have accounted for approximately 35% of the Corporation’s revenue for the fiscal year ended December 31, 2006 and approximately 42% of its total assets as of December 31, 2006. The Corporation’s non-guarantor subsidiaries will be able to incur additional liabilities.
The agreements governing the Corporation’s indebtedness contain financial ratios that it must meet as well as significant restrictions that limit its operating and financial flexibility.
The Corporation’s restated senior credit agreement and the indenture governing the Notes contain covenants that, among other things, limit the Corporation’s ability and the ability of its restricted subsidiaries (as defined in the indenture) to:
▪	incur more debt;

▪	create liens;

▪	pay dividends on or redeem or repurchase stock;

▪	make certain types of investments;

▪	enter into transactions affecting the ability of the Corporation’s restricted subsidiaries, as defined in the indenture, to make distributions, loans or advances to it;

▪	issue and sell capital stock of restricted subsidiaries;

▪	enter into transactions with affiliates;

▪	sell assets, consolidate or merge with other companies; and

▪	enter into sale and leaseback transactions.

In addition, the Corporation’s restated senior credit agreement contains financial covenants, including requirements to maintain specified financial ratios such as consolidated EBITDA (as defined in the restated senior credit agreement) to cash interest expense, consolidated debt to consolidated EBITDA, senior debt to consolidated EBITDA and fixed charge coverage ratios. The Corporation’s ability to comply with these financial covenants for any period depends in significant part on its operating results and in particular its EBITDA. If the Corporation fails to satisfy one or more of them for any period, its lenders may prohibit further borrowings under its credit facility and/or accelerate existing borrowings thereunder. In such event, the Corporation may not be able to repay all of its indebtedness, and the Notes may not be repaid fully, if at all. The Corporation could seek waivers from its lenders or take other measures, such as asset sales (with the consent of its lenders, as required), in connection with any breach or prospective breach of its financial covenants. There is no assurance that, if needed, any such waivers can be obtained or any such measures would be successful.
The Corporation may require additional financing in order to implement its business strategy, including without limitation, to support further expansion, make strategic acquisitions, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Corporation’s ability to arrange such financing in the future will depend, in part, upon the prevailing capital market conditions, as well as on its business and financial performance and compliance with the covenants under its existing debt. The Corporation may be unsuccessful in its efforts to arrange additional financing on satisfactory terms or to comply with its covenants in order to permit such financing. If adequate funds are not available, or are not available on acceptable terms, the Corporation may not be able to take advantage of acquisition or other opportunities or otherwise respond to competitive pressures.
The Corporation may be unable to purchase the Notes in the event of a change of control.
Upon the occurrence of a change of control, as defined in the indenture governing the Notes, the Corporation will be required to make an offer to repurchase the Notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The Corporation may not have sufficient funds to make the required offer to purchase at the time of such event, and restrictions under its restated senior credit agreement may prevent such payments. The Corporation’s restated senior credit agreement also provides that a change of control, as defined in such agreement, will be a default that permits lenders to accelerate the maturity of borrowings thereunder, and if such debt is not paid, to exercise security interests in collateral securing such debt. Any future debt that the Corporation incurs may also contain restrictions on the purchase or redemption of the Notes.
Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Notes.
The Corporation is amalgamated under the laws of Canada and a portion of its assets are located in Canada. The rights of a trustee in a bankruptcy proceeding to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Corporation. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan of compromise or arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan of compromise or arrangement, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the Notes, who may not otherwise be willing to accept it. Moreover, this legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if the Corporation were to seek protection under such Canadian bankruptcy legislation following commencement of, or during, a bankruptcy proceeding, payments under the Notes and any subsidiary guarantee may be discontinued, the trustee under the indenture governing the Notes may be unable to exercise its rights under the indenture, and holders of the Notes may not be compensated for any delays in payments of principal and interest.
Furthermore, under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. The Corporation cannot assure holders of its Notes, however, that courts outside of the United States would recognize a U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like the Corporation with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable outside the United States against the Corporation.
The guarantees may not be enforceable because of fraudulent conveyance laws.
The guarantors’ guarantees of the Notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws, or similar foreign laws, if a bankruptcy lawsuit is commenced by or on behalf of the Corporation’s or the guarantors’ unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time a guarantor incurred debt (including debt represented by the guarantee), such guarantor:
▪	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

▪	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor:
(i)	was insolvent or was rendered insolvent by reason of the related financing transactions,

(ii)	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or

(iii)	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;
then the court could void the guarantee or subordinate the amounts owing under the guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to holders of the Notes.
The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding and, as a result, there is uncertainty as to the standards a court would use to determine whether or not the guarantors were solvent at the relevant time. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee: (i) it could not pay its debts or contingent liabilities as they become due; (ii) the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or (iii) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.
If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, holders of the Notes will not have a claim against the guarantor and will only be the Corporation’s creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable.
An active trading market may not develop and the market price for the Notes may be volatile.
Upon issuance, no active trading market existed for the Notes. The Corporation does not intend to apply for listing of the Notes on any securities exchange. As a result, an active trading market may not develop. If an active trading market does not develop for the Notes, it could have an adverse effect on the market price of, and holders’ ability to sell, the Notes.

In addition, the liquidity of any trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in:
▪	the overall market for non-investment grade debt securities;

▪	the Corporation’s financial performance or prospects; or

▪	the prospects for companies in the remote telecommunications industry generally.
Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. The market for the Notes, if any, may be subject to similar disruptions. The Corporation also cannot assure investors in the Notes as to the level of liquidity in the trading market for the Notes.
DIVIDENDS
Dividend Policy
The Corporation has not paid any cash dividends to date and does not anticipate paying cash dividends in the near term. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Corporation and will depend upon the Corporation’s financial condition, results of operations, capital requirements, acquisition opportunities and such other factors as the Board of Directors of the Corporation deems relevant.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. As at December 31, 2006, there were 41,998,207 Common Shares, unexercised options to purchase 1,849,290 Common Shares and no preference shares issued and outstanding.
Common Shares
The holders of Common Shares are entitled to one vote per share at meetings of the shareholders of the Corporation, and to receive dividends if, as and when declared by the Board of Directors of the Corporation. Holders of Common Shares will participate, pro rata, to their holding of Common Shares, in any distribution of the assets of Stratos upon its liquidation, dissolution or winding-up. The Corporation has not paid any cash dividends to date.
Preference Shares
The preference shares may be issued from time to time in one or more series. The Board of Directors of the Corporation shall fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of Stratos. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preference shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.
Shareholder Rights Plan
On May 12, 2005, the shareholders of the Corporation approved a shareholder rights plan (the “Rights Plan”). The primary objectives of the Rights Plan are to ensure that, in the context of an unsolicited bid for control of the Corporation through an acquisition of the Corporation’s Common Shares: (i) the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value; (ii) there is adequate time for competing bids to emerge; (iii) shareholders have an equal opportunity to participate in such a bid; (iv) shareholders are provided with adequate time to properly assess the bid; and (v) the pressure to tender that may be encountered by a shareholder that is subject to a bid is reduced.
The Rights Plan creates a right that attaches to each present and subsequently issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20 percent or more of the Corporation’s Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent offeror, from and after the separation time and before certain expiration times, to acquire one Common Share at 50 percent of the market price at the time of exercise. The Rights Plan shall terminate on May 12, 2008 unless reconfirmed prior to that time by a majority of the votes cast by independent shareholders who vote in respect of such reconfirmation.
MARKET FOR SECURITIES
The Corporation’s Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “SGB”.
The following table provides information regarding the price range and volume traded for the Common Shares on a monthly basis for each month of the financial year ended December 31, 2006.

			Closing Price on Last
			Trading Day of Month
Month	High (C$)	Low (C$)	(C$)	Traded Volume
January 2006	9.62	8.52	9.56	1,953,873
February 2006	10.50	8.10	9.86	5,646,335
March 2006	9.97	8.57	8.98	2,558,008
April 2006	9.19	8.30	8.58	2,209,317
May 2006	8.55	6.67	7.52	5,644,888
June 2006	7.60	5.57	6.10	2,620,237
July 2006	6.17	3.25	3.48	5,823,900
August 2006	3.99	2.91	3.44	2,745,537
September 2006	3.41	2.83	3.00	2,543,689
October 2006	4.35	2.60	4.10	9,279,012
November 2006	4.95	3.83	4.75	4,959,856
December 2006	4.78	4.41	4.52	881,218
Note: Source of Information: TSX Datalinx
DIRECTORS AND OFFICERS
The following table sets forth the name, province or state and country of residence, positions held with the Corporation, principal occupation and current shareholdings (including deferred share units) of each of the current members of the Board of Directors (each of whom is expected to be nominated for re-election at the Corporation’s forthcoming annual general meeting of shareholders in 2007, except for Stephen Wetmore), as well as the period of time during which each director of the Corporation has served as a director:

			Common Shares
			Beneficially Owned,	Common Shares
		Deferred Share	Directed	Underlying Stock
	Director	Units Granted as of	or Controlled as of	Options Exercisable as
Director	Since	December 31, 2006	December 31, 2006(6)	of December 31, 2006
Michael J. Bayer(3) Washington, D.C. Consultant	2006	4,767	—	—

Charles W. Bissegger Quebec, Canada Corporate Director	1998	30,199	24,000	55,000

Josef J. Fridman(1) Florida, U.S.A. Corporate Director	2000	21,280	5,000	33,000

John M. Green(2) Newfoundland & Labrador, Canada Partner, McInnes Cooper (law firm)	1999	20,465	—	33,000

Janice I. Obuchowski(3) (4) Virginia, U.S.A. President, Freedom Technologies, Inc. (a communications research and consulting company).	2001	17,293	3,100	20,000

David R. Oliver, Jr.(3) Virginia, U.S.A. Chief Executive Officer, EADS (European Aeronautic Defense and Space) North America Defense Company	2001	18,934	4,000	20,000

James J. Parm Maryland, U.S.A. President and Chief Executive Officer of the Corporation	2003	—	10,225	364,167

Edward Reevey(1) New Brunswick, Canada Chairman and Chief Executive Officer, Eedda Capital Inc. (private holding company)	2003	17,889	3,000	—

Frank L. Salizzoni(1) Florida, U.S.A. Corporate Director	2004	15,801	—	—

Robert Walmsley(2)(5) London, United Kingdom Corporate Director	2006	4,767	—	—

Stephen G. Wetmore(3) Ontario, Canada President and Chief Executive Officer Bell Aliant Regional Communications	1998	22,784	1,000	—

Charles W. White(2) Newfoundland & Labrador, Canada Lawyer, White, Ottenheimer & Baker (law firm)	2003	16,107	3,000	—

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Ms. Obuchowski was a director and officer of NextWave Telecom, Inc. until June of 1998. On December 23, 1998, NextWave Telecom, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code.

(5)	Sir Robert Walmsley was appointed to the Board of Directors of British Energy Group plc in August 2003, subsequent to the company’s announcement of a proposed restructuring plan in November 2002 and an agreement in principle on the terms of its restructuring with its creditors in February 2003. In October 2003, British Energy Group plc announced that it finalized an agreement with its creditors as to the terms of the financial restructuring. In January 2005, following shareholder and regulatory approval, the restructuring of British Energy Group plc was completed.

(6)	Information as to shareholdings of each director has been provided by the individual.

Each proposed director will hold office until the next annual meeting of shareholders or until they are removed or their successors are elected or appointed in accordance with applicable law and the by-laws of the Corporation.
The Board of Directors has three standing committees: the Audit Committee, the Corporate Governance Committee and the Compensation Committee. Each of the Committees has established charters governing the structure, authority and responsibility of the Committee. A copy of each of the Audit Committee Charter, the Compensation Committee Charter and the Corporate Governance Committee Charter are appended hereto as Appendices “A”, “B” and “C”, respectively. The Special Committee of the Board of Directors constituted to consider the transaction with CIP described under “General Development of the Business — Recent Development” comprised Michael Bayer (Chair), Charles Bissegger, Robert Walmsley and Frank Salizzoni.
Set out below are the details pertaining to the Corporation’s executive officers:

		Common Shares	Common Shares
		Beneficially Owned,	Underlying Stock
	Performance Share	Controlled or	Options
	Units Granted as of	Directed as of	Exercisable as of
Executive Officers	December 31, 2006	December 31, 2006(1)	December 31, 2006
James J. Parm Maryland, U.S.A. President and Chief Executive Officer of the Corporation Prior to September 2003, Mr. Parm acted as Chief Operating Officer of the Corporation.	156,300	10,225	364,167

Alfred C. Giammarino Virginia, U.S.A. Executive Vice President and Chief Financial Officer Prior to May 2004, Mr. Giammarino was Senior Vice President and Chief Financial Officer, International and Information Services, Verizon Communications, Inc.; and prior to June 2000, Mr. Giammarino was Senior Vice President of Finance and Planning – International of GTE Corporation.	40,100	—	46,375

David J. Oake Newfoundland and Labrador, Canada Executive Vice-President, Corporate Development Prior to March 2001, Mr. Oake served as Interim Chief Financial Officer of the Corporation; and prior to January 2001, Mr. Oake was Vice-President, Corporate Development, Aliant.	30,900	5,400	156,667

Robert J. Roe Virginia, U.S.A. President, Stratos Government Services Inc. Prior to April 2002 Mr. Roe served as Vice President and General Manager, Americas of the Corporation; prior to March 2004, Mr. Roe served as Vice President North America Sales of the Corporation; prior to August 2006, Mr. Roe served as Senior Vice-President, Sales.	27,500	1,100	66,175

John D. Prentice Maryland, United States Senior Vice-President, Corporate Prior to July 2002, Mr. Prentice was Vice-President, Corporate Development and Planning of Aliant.	21,900	—	81,273

		Common Shares	Common Shares
		Beneficially Owned,	Underlying Stock
	Performance Share	Controlled or	Options
	Units Granted as of	Directed as of	Exercisable as of
Executive Officers	December 31, 2006	December 31, 2006(1)	December 31, 2006
Richard E. Harris Virginia, U.S.A. Senior Vice President, Corporate Secretary and Chief Legal Officer Prior to August 2004, Mr. Harris was General Counsel at Worldwide Retail Exchange; prior to May 2003, Mr. Harris was counsel to FirstRain, Inc.; and prior to that Mr. Harris was General Counsel of Kokua Communications (London).	31,800	—	34,100

John M. Mackey Maryland, U.S.A. Senior Vice-President and Chief Technology Officer	26,300	—	127,700

John R. Wilson Texas, U.S.A. Senior Vice-President, Energy Sales Prior to June 2005, Mr. Wilson served as President and Chief Executive Officer of Trade-Ranger, Inc.; and prior to November 2002, Mr. Wilson served as President of the exploration services division of Veritas DGS Inc.	53,600	—	5,733

Paula M. Sturge Newfoundland and Labrador, Canada Senior Vice-President, Finance Prior to April 2000, Ms. Sturge was a Principal at Ernst & Young LLP.	22,500	—	86,667

Ronald Spithout Alpen AID Ryn, the Netherlands Senior Vice-President, MSS Sales Prior to February 2006, Mr. Spithout served as Executive Vice President, Sales and Marketing of Xantic	20,900	—	—

Notes:

(1)	Information as to shareholdings of each executive officer has been provided by the individual.
As at December 31, 2006, the directors and executive officers as a group beneficially owned, controlled or directed 59,825 Common Shares.
Senior Executive Share Retention Policy
The Corporation has a share retention policy that requires certain executive officers to own a minimum number of common shares of the Corporation. The minimum ownership thresholds are established by the Board of Directors. The top threshold is fixed for the Chief Executive Officer and separate declining thresholds are set for other executive positions. To facilitate an executive’s ability to meet the minimum ownership threshold, the Corporation has adopted a policy that 50% of the after-tax gain obtained on the exercise of stock options (including SARs) by such executive or 50% of any common shares (or the cash equivalent thereof) acquired by the executive pursuant to performance share units must be retained in the form of common shares, unless the executive’s common share ownership equals or exceeds the minimum ownership threshold. The share retention program applies to stock options or SARs granted to executives under the Stock Option Plan after March 3, 2004. The purpose of the share retention program is to ensure that specified executive officers acquire an equity ownership interest in the Corporation, thereby aligning their interests with those of the Corporation’s shareholders.

AUDIT COMMITTEE
Composition of Audit Committee
As at December 31, 2006, the Audit Committee was composed of the following persons:
Edward Reevey (Chair)
Josef J. Fridman
Frank L. Salizzoni
The Board of Directors has determined that each of the Committee members is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”). Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Relevant Education and Experience of Committee Members
The education and experience of each Audit Committee member that is relevant to such members’ responsibilities as a member of the Audit Committee are set out below:
Edward Reevey
Mr. Reevey is a chartered accountant, a designation he received in 1967 while working with a former employer, Clarkson Gordon & Co. (now Ernst & Young LLP). Mr. Reevey worked with Clarkson Gordon & Co. from 1965 to 1968, and with another public accounting firm from 1968 to 1970. Mr. Reevey is the past president of the New Brunswick Institute of Chartered Accountants and has been the chair of the audit committee of Aliant Inc. since 1999. Mr. Reevey has a Bachelor of Commerce degree from Dalhousie University and completed the CICA program at McGill University. Mr. Reevey’s contributions to the profession of accounting were recognized when he was made an FCA by the New Brunswick Institute of Chartered Accountants in 1998.
Josef J. Fridman
Dr. Fridman is a chartered accountant, a designation he received in 1968 from the Institut des comptables agréés du Québec and a lawyer admitted to the Barreau du Québec in 1971. He is also a member of the Institute of Chartered Accountants of Ontario (1977). Dr. Fridman obtained a Bachelor of Commerce degree (1966), Licentiate in Accounting in 1968, a Bachelor of Civil Law degree in 1970 and a Doctorate in Civil Law in 2005, all from McGill University. Prior to June 1999, Dr. Fridman was the Chief Legal Officer at BCE Inc. and Bell Canada.
Frank L. Salizzoni
Mr. Salizzoni has more than 30 years of executive-level management experience, most recently serving as Chairman of H & R Block, Inc. from 2000 to 2002. Prior to this, Mr. Salizzoni served as President and Chief Executive Officer of H & R Block, Inc. from 1996 to 2000. In addition, Mr. Salizzoni has held several senior executive positions, including the positions of Chief Financial Officer and Chief Operating Officer, overseeing both financial and operating activities in companies including USAir Group, Inc., TW Services Inc. and Transworld Corporation. Mr. Salizzoni received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University (1960) and a Masters of Engineering degree from The George Washington University in Washington, DC (1964).
Audit Committee Charter
In early 2004, the Board of Directors adopted an updated charter (the “Audit Committee Charter” or “Charter”) for the Audit Committee in compliance with the audit committee requirements established by the Canadian Securities Administrators in MI 52-110. The Charter was subsequently amended in 2005 in the context of (i) amendments to MI 52-110, and (ii) the repeal of the TSX’s corporate governance guidelines coincident with the introduction of National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines, which regulatory initiatives became effective on June 30, 2005. The Charter was reviewed and updated in 2006 and early 2007 to reflect recent developments. The full text of the Audit Committee Charter is set out in Appendix “A” to this Annual Information Form.
Under the Charter, the Audit Committee’s responsibilities include the review of the Corporation’s audit plan, the review and recommendation for approval of the Corporation’s annual and quarterly financial statements (including management’s discussion and analysis of financial condition and results of operations), the review of the accounting systems and internal controls and the review of litigation involving the Corporation. In 2006, the activities of the Corporation’s internal audit function focused primarily on the evaluation of the Corporation’s accounting systems and internal controls as part of the Corporation’s overall preparatory effort for compliance with the current requirements of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”), including the new requirement to certify as to the Corporation’s internal controls over financial reporting. This project is expected to extend through 2007. The Audit Committee will continue to assess the scope and focus of the internal audit function in light of the Corporation’s needs.
The Audit Committee is also responsible for reviewing the external auditor’s engagement including ensuring its independence, and reviewing the scope of the audit, pre-approving any non-audit services and recommending to the Board of Directors the compensation of the external auditors. In part, the Audit Committee fulfils this responsibility by meeting with the Corporation’s auditors without the presence of management and discussing with the auditors the Corporation’s accounting policies and practices, including any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor’s preferred treatment as well as any material communications with management. The Charter also requires the Audit Committee to establish procedures for dealing with internal and external complaints or concerns regarding accounting or auditing matters (commonly referred to as “whistle blowing”).
Pre-Approval Policy
The Audit Committee has established a policy which requires pre-approval of all audit and non-audit services provided to the Corporation and its subsidiaries by the Corporation’s external auditor. Pursuant to the policy, the Audit Committee may delegate authority to pre-approve non-audit services to a member or members of the Committee. The policy includes a list of prohibited non-audit services that the Audit Committee periodically reviews and updates, as appropriate. The principle underlying the policy is to ensure that all non-audit services provided by the external auditor to the Corporation do not compromise or impair the independence of the auditor. In no circumstances may the engagement of services to be provided by the external auditor be delegated to management of the Corporation.
External Auditor Service Fees
During the two most recently completed financial years, the Corporation paid the following fees to Ernst & Young LLP, the Corporation’s external auditor, for audit, audit-related and non-audit services:
Audit Fees
Ernst & Young LLP has performed audit services for the Corporation during the last two financial years which include: the audit of the Corporation’s consolidated financial statements for the financial years ended December 31, 2005 and 2006; statutory audits of certain foreign subsidiaries; and review of the quarterly financial reports to shareholders including interim financial statements. Services were also provided in 2005 and 2006 in connection with the refinancing of the Corporation’s credit facilities in 2006. Aggregate fees for audit services were $634,000 in 2005 and $1,137,000 in 2006 (of which $56,100 and $81,000 related to the refinancing of the Corporation’s credit facilities in 2005 and 2006, respectively). The increase in audit fees related primarily to the acquisition of Xantic.
Audit-Related Fees
Audit-related services performed by Ernst & Young LLP during the last two financial years include: accounting advice and assistance and French translation of the quarterly and annual financial statements. 2006 fees also included the audit of the financial statements of Xantic for the purpose of determining the aggregate purchase price for the acquisition of Xantic and the inclusion of such financial statements in the business acquisition report and U.S. registration statement filed in connection with the acquisition of Xantic. Aggregate fees for audit-related services were $59,000 in 2005 and $1,689,000 in 2006.
Tax Fees
Ernst & Young LLP has provided tax advice to the Corporation during the last two financial years which includes: U.S. tax compliance services; transfer pricing advice; and review of international taxation structuring. Aggregate fees for tax related services were $61,300 in 2005 and $96,600in 2006.
Non-Audit Fees
Aggregate fees for non-audit services provided by Ernst & Young LLP during the last two financial years were $4,800 in 2005 and $8,600 in 2006.
LEGAL PROCEEDINGS
In April 2006, the three largest Inmarsat distribution partners, including Stratos, commenced an arbitration proceeding with Inmarsat, contending that Inmarsat’s recent appointment of a new distribution partner (the “proposed DP”) for BGAN services breached the terms of the CFA and BGAN Services Distribution Agreement (“BGAN SDA”) among Inmarsat and all Inmarsat distribution partners. On January 3, 2007, the arbitrator issued a decision, holding that the Inmarsat appointment of the proposed DP breached the terms of the CFA and BGAN SDA as the proposed DP failed to meet the selection criteria agreed to by Inmarsat and the distribution partners. Following the arbitrator’s decision, a party related to the proposed DP was presented as a potential distribution partner, which the three largest Inmarsat distribution partners, including Stratos, also opposed. On February 15, 2007, in a separate proceeding, the arbitrator ruled that this related party met the selection criteria to be a distribution partner. The decisions of the arbitrator are final and binding.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the best of the Corporation’s knowledge, none of the Corporation’s directors, executive officers, or principal shareholders or any associate or affiliate of these persons has, or has had, any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its affiliates.
TRANSFER AGENT AND REGISTRAR
The Corporation’s registrar and transfer agent is Computershare Investor Services Inc., Toronto, Ontario.
MATERIAL CONTRACTS
The following are the material contracts, other than contracts entered into in the ordinary course of business, that were entered into by the Corporation within the financial year ended December 31, 2006 or prior to such financial year and are still in effect:
▪	Share purchase and sale agreement dated December 28, 2005 among the Corporation, KPN Satcom B.V. and Telstra Corporation — a description of this agreement can be found elsewhere in this Annual Information Form (see “General Development of Business - Three Year History — Strategic Investments – Xantic”).
▪	Commercial Framework Agreement dated November 30, 2003 among Inmarsat Ventures plc, Inmarsat Limited and Stratos Wireless, Inc. — a description of this agreement can be found elsewhere in this Annual Information Form (see “Narrative Description of the Business — Key Agreements – Satellite Airtime Capacity – Inmarsat”).
▪	Land Earth Station Operator Agreement dated January 23, 2004 among Inmarsat Ventures plc, Inmarsat Limited and Stratos Wireless, Inc. — a description of this agreement can be found elsewhere in this Annual Information Form (see “Narrative Description of the Business — Key Agreements – Satellite Airtime Capacity – Inmarsat”).

EXPERTS
The financial statements for the financial year ended December 31, 2006 have been audited by Ernst & Young LLP, the Corporation’s independent auditors.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s management proxy circular for its most recent annual meeting of shareholders involving the election of directors. Additional financial information is also provided in the Corporation’s comparative consolidated financial statements for the financial year ended December 31, 2006, and management’s discussion and analysis of such financial results. A copy of such documents and additional information relating to the Corporation is contained on SEDAR at www.sedar.com, the Internet site maintained by the Canadian Securities Administrators and on the Corporation’s web site at www.stratosglobal.com.

GLOSSARY
“ATC” means ancillary terrestrial component.
“BGAN” means Broadband Global Area Network, a new high speed, IP based data service launched by Inmarsat in 2005.
“Broadband” is a transmission system that multiplexes multiple independent signals onto one cable. In telecommunications terminology, any channel having a bandwidth greater than a voice-grade channel (4 kHz). In LAN terminology, a coaxial cable on which analog signalling is used. Also called wideband.
“C-band” means the radio frequencies in the 3.4 GHz to 8 GHz range, portions of which are dedicated to satellite communications.
“CLEC” means competitive local exchange carrier.
“FCC” means U.S. Federal Communications Commission.
“Fleet 77, Fleet 55 and Fleet 33” means Stratos-provided Inmarsat services that offer highly advanced communications capabilities, including voice, HSD and packet data services for the marine market while at the same time lowering services costs. These services give shipboard crew members the same global access to voice and data communications as any major land-based office. Fleet 77 is designed for large vessels, while Fleet 55 and Fleet 33 offer lighter weight antennas to serve medium- and small-sized vessels, respectively.
“FSS” means fixed satellite services. FSS provide point-to-point and point-to-multi-point satellite communications of voice, data and video between fixed or stabilized earth stations.
“GAN” means Global Area Network, an Inmarsat service providing voice and 64kbps data services from a portable terminal.
”GEOs” means geostationary orbit satellites. Satellites which orbit at approximately 22,300 kilometres above the equator in what is known as geostationary orbit and are stationary relative to the earth’s surface.
“ground segment” means the ground based transmission and reception systems components of satellite communications systems.
“HF” means high frequency.
“HSD” means high-speed data.
“lnmarsat” is an acronym for the International Maritime Satellite service that provides mobile communications for land, air and sea worldwide.
“IP” means Internet Protocol. Software that tracks the Internet address of nodes, routes outgoing messages, and recognizes and routes incoming messages.
“lSDN” means integrated services digital network. A set of communications standards allowing a single wire or optical fiber to carry voice digital network services and video.
“Iridium” means a global mobile satellite telephone and paging service. Global coverage is provided by 66 low-earth-orbiting satellite, allowing users to make and receive calls virtually anywhere in the world.
“Ku-band” means the radio frequencies in the 12 GHz to 14 GHz range and is used in support of such applications as broadcast television, DBS, and direct-to-home television.
“LEOs” means low earth orbit satellites. Satellites that orbit a few hundred kilometres above the earth.
“LES” means land earth station. A fixed antenna used to send and receive satellite transmission signals.

“LESO” means an entity that operates a land earth station.
“Microwave” means a high-frequency electromagnetic wave, one millimeter to one meter in wavelength, intermediate between infrared and short-wave radio wavelengths. Can be used as a long-range voice and data communications medium.
“MSS” means mobile satellite services. MSS operate between fixed gateway LESs and mobile user earth stations (terminals) and provide mobile voice and data transmission capability.
“RBGAN” means Regional Broadband Global Area Network, a Stratos-provided Inmarsat service that brings high-speed data communications to developed and developing nations in its service area, with usage charges based on the amount of data sent or received rather than the conventional “per minute” charge for satellite airtime.
“SCADA” means supervisory control and data acquisition. An application used in conjunction with VSAT modules to monitor equipment and automatically report equipment status.
“Space Segment” means the satellite component of satellite communications systems.
“StratosITekTM” means a Stratos-provided IP VSAT service that provides high-speed, always-on connectivity for remote-location land and maritime applications on a global scale. StratosITekTM offers speeds of up to 2Mbps and is available in several configurations that allow it to be installed on maritime vessels or moved quickly and easily from location to location on land.
“Swift 64” means a Stratos-provided Inmarsat service that provides global in-flight data communications services to commercial and private aircraft at speeds up to 64kbps. Swift 64 services have been designed to meet the needs of aircraft passengers, corporate users and the flight deck, and are designed to take advantage of existing Inmarsat Aero H/H+ installations already found on a large number of aircraft.
“TDMA” means Time Division Multiple Access, a transmission scheme that allows multiple earth stations to transmit on a single frequency through the assignment of dedicated timeslots to each unit.
“VoIP” means Voice over IP, a method of transmitting telephone signals over IP-based networks such as the Internet.
“VSAT” means very small aperture terminal. A relatively small satellite antenna used for satellite-based point-to-multipoint data communications.

APPENDIX “A”
AUDIT COMMITTEE CHARTER
1.	AUTHORITY
1.1	Primary responsibility for the Corporation’s financial reporting, accounting system and internal controls is vested in senior management of the Corporation (“Management”) and is overseen by the Board of Directors (the “Board”). The Audit Committee (the “Committee”) is a standing committee of the Board established to assist it in fulfilling these responsibilities.

1.2	The Committee shall have unrestricted access to Corporation personnel and documents to carry out its responsibilities.

1.3	The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors it employs.
2.	COMPOSITION & QUALIFICATION
2.1	The Committee shall be composed of not less than three (3) members.

2.2	Each member of the Committee shall:
2.2.1	be a member of the Board;

2.2.2	not be an officer or employee of the Corporation or any of its affiliates; and

2.2.3	unless otherwise determined by the Board in accordance with MI 52-110, be independent, which means the Committee member shall not have a direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. Directors in the following eight circumstances listed below are considered to have a “material relationship” with the Corporation:
(1)	the director is or has been within the last three years an employee or executive officer of the Corporation or its subsidiaries;

(2)	the director’s immediate family member is or has been within the last three years an executive officer of the Corporation or its subsidiaries;

(3)	the director is a partner or employee of the current internal or external auditor of the Corporation or its subsidiaries, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(4)	the director’s spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is a partner of the internal or external auditor of the Corporation or its subsidiaries, is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(5)	the director, or an immediate family member of the director, is, or has been within the last three years, an executive officer of an entity for whom any of the current executive officers of the Corporation or its subsidiaries serve, or served at that same time, on the entity’s compensation committee;

(6)	the director or the director’s immediate family member who is employed as an executive officer of the Corporation or its subsidiaries received more than $75,000 per year in direct compensation from the Corporation or its subsidiaries during any 12-month period within the last three years;

(7)	the director accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(8)	the director is an affiliated entity[1] of the Corporation or any of its subsidiary entities;
provided, however, that a director will not be considered to have a material relationship identified in paragraphs (1) through (6) above if the relationship ended before March 30, 2004, in the case of a relationship with the Corporation, or before June 30, 2005, in the case of a relationship with the Corporation’s subsidiaries.
2.3	Each member of the Committee shall, unless otherwise determined by the Board in accordance with MI 52-110, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
3.	STRUCTURE
3.1	Members shall be appointed for one-year terms and may serve consecutive terms. In appointing members to the Committee, the Board shall ensure continuity of membership on the Committee.

3.2	The Chair of the Committee shall be appointed by the Board for a one-year term.

3.3	The Chair shall be responsible for:
3.3.1	convening meetings and designating the time and place for those meetings;

3.3.2	establishing the agenda for the meetings;

3.3.3	ensuring that properly prepared agenda materials are circulated to members in sufficient time for review and consideration prior to the meetings;

3.3.4	presiding over meetings of the Committee and ensuring such meetings are duly convened and conducted in an efficient, effective and focused manner;

[1]	A person or company is considered to be an affiliated entity of another person or company if
(a)	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

(b)	the person is an individual who is
(i)	both a director and an employee of an affiliated entity, or

(ii)	an executive officer, general partner or managing member of an affiliated entity.
Despite the foregoing, an individual will not be considered to control an issuer if the individual:

(a)	owns, directly or indirectly, ten per cent or less of any class of voting securities of the issuer; and

(b)	is not an executive officer of the issuer.

3.3.5	reporting to the Board on the major discussions and decisions of the Committee; and

3.3.6	providing leadership to the Committee and assisting the Committee in reviewing and monitoring its responsibilities.
3.4	The Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Committee shall be two members.

3.5	The minutes of Committee meetings shall accurately record the decisions reached, as well as attendance of Committee members at each meeting, and shall be distributed to members of the Board with copies to the Chief Financial Officer and the external auditor.
4.	RESPONSIBILITIES
4.1	Annual Financial Information
4.1.1	The Committee shall review the annual financial statements (including the notes thereto) prior to public disclosure and shall recommend approval to the Board.

4.1.2	The Committee shall review the other financial information to be included in the annual report and shall recommend approval to the Board.

4.1.3	The Committee shall review the Annual Information Form (including risk factors that could materially affect the business of the Corporation) and shall recommend approval to the Board.

4.1.4	The Committee shall review Management’s Discussion and Analysis of financial condition and operating results relating to such annual financial statements prior to public disclosure and shall recommend approval to the Board.

4.1.5	The Committee shall review any press release relating to annual financial statements or annual financial results (including any financial guidance or updates thereto) prior to public disclosure and shall recommend approval to the Board.

4.1.6	The Committee shall review and discuss with management and external auditors the use and presentation of non-GAAP financial measures relating to the Corporation’s annual financial results.
4.2	Interim Financial Statements
4.2.1	The Committee shall obtain reasonable assurance on the process for preparing reliable quarterly unaudited financial statements from discussions with Management and, where appropriate, reports from the external auditors.

4.2.2	The Committee shall review the quarterly financial statements prior to public disclosure. The Committee shall recommend approval of the quarterly financial statements to the Board.

4.2.3	The Committee shall review Management’s Discussion and Analysis of such quarterly financial statements prior to public disclosure and recommend approval to the Board.

4.2.4	The Committee shall review any press release relating to quarterly financial statements or interim financial results (including any financial guidance or updates thereto) prior to public disclosure and shall recommend approval to the Board.

4.2.5	The Committee shall review and discuss with management and external auditors the use and presentation of non-GAAP financial measures relating to the Corporation’s interim financial results.
4.3	Accounting Systems, Internal Controls and Practices
4.3.1	The Committee shall obtain reasonable assurance from discussions with and reports from Management and external auditors, that the Corporation’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

4.3.2	The Committee shall direct the external auditors’ examinations to additional particular areas, where appropriate.

4.3.3	Where appropriate, the Committee shall request the external auditors to undertake special examinations.

4.3.4	The Committee shall review control weaknesses identified by the external auditors, together with Management’s response.

4.3.5	The Committee shall review internal processes and policies relating to particular areas as determined by the Committee.

4.3.6	The Committee shall review and recommend to the Board the appointments of the Chief Financial Officer and any other key financial executives comprising Management.

4.3.7	The Committee shall recommend to the Board the policies and practices for the payment, monitoring and review of the expenses of the Board and officers of the Corporation who report directly to the Board.

4.3.8	The Committee shall satisfy itself that adequate procedures and controls are in place to ensure compliance with the disclosure policy for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than documents or information already reviewed by the Committee). The Committee shall periodically assess the adequacy of such procedures and controls.

4.3.9	The Committee shall review disclosure made to the Committee by the Corporation’s CEO and CFO during their certification process in connection with the Corporation’s financial statements about any significant deficiencies or material weaknesses in the design or operation of disclosure controls and procedures or internal controls over financial reporting and shall ensure that such deficiencies and weaknesses, the risks associated therewith and the Corporation’s plans to remediate such deficiencies and weaknesses, if any, are appropriately disclosed in the annual Management’s Discussion and Analysis.
4.4	Relationship with External Auditors
4.4.1	The external auditors are accountable to the Board and the Committee. The Board and the Committee, subject to the approval of the Corporation’s shareholders, have the ultimate authority and responsibility to select, evaluate and, where appropriate, recommend replacement of the external auditors.

4.4.2	The Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services.

4.4.3	The Committee shall recommend to the Board the compensation/remuneration of the external auditor.

4.4.4	The external auditors shall report directly to the Committee and the Committee shall have authority to communicate directly with the external auditors.

4.4.5	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.4.6	The Committee shall ensure that the external auditor is independent and that the Committee receives from the external auditor a formal written statement describing any and all relationships between the external auditor and the Corporation. The Committee shall engage in a dialogue with the external auditor with respect to any disclosed relationships or services that could impact the objectivity and independence of the external auditor and may take, or recommend that the Board take, appropriate action to ensure the independence of the external auditor.

4.4.7	The Committee shall ensure that the external auditor is satisfied that the accounting estimates and judgments made by Management, and Management’s selection of accounting principles, reflect an appropriate application of Canadian generally accepted accounting principles.

4.4.8	The Committee shall develop a relationship with the external auditor that allows for full, frank and timely discussion of all material issues. The Committee shall meet on a regular basis with the external auditors, without management present.

4.4.9	The Committee shall confirm with the external auditor the external auditor’s judgment of the acceptability and quality of the Corporation’s accounting principles as applied in the Corporation’s financial reporting including, without limitation, disclosure, degree of aggressiveness or conservatism in the accounting principles and underlying estimates and other significant decisions made by Management in preparing the Corporation’s financial reporting and disclosure materials.

4.4.10	The Committee shall review the planning and results of the external audit, including:
4.4.10.1	review the external auditor’s engagement letter;

4.4.10.2	review the scope of the audit, including materiality, locations to be visited, audit reports required, areas of audit risk, timetable, deadlines;

4.4.10.3	review the post-audit management letter together with Management’s response;

4.4.10.4	review the form of the audit report;

4.4.10.5	review any other related audit engagements; and

4.4.10.6	assess the external auditor’s performance.
4.4.11	The Committee shall review and approve the Corporation’s hiring policies regarding current and former partners and employees of current and former external auditors.
4.5	Pre-Approval of Non-Audit Services
4.5.1	The Committee shall pre-approve all services to be provided to the Corporation or its subsidiaries by the external auditor.

4.5.2	The Committee may satisfy the pre-approval requirement by delegating authority to pre-approve non-audit services to one or more members, which pre-approval must be presented by the member(s) to the full Committee at its next scheduled meeting.

4.5.3	The Committee may satisfy the pre-approval requirement by adopting specific policies and procedures for the engagement of non-audit services provided that: (i) the policies and procedures are detailed; (ii) the Committee is informed of each non-audit service; and (iii) the procedures do not include delegation of the Committee’s responsibilities to Management.
4.6	Internal Controls
4.6.1	The Committee shall have authority to communicate directly with the person(s) responsible for internal control projects.

4.6.2	The Committee shall review the terms of reference of any internal control projects and the appointment of persons to be responsible for such internal control projects.

4.6.3	The Committee shall ensure the effective oversight of the internal control framework of the Corporation and ensure that the persons responsible for internal control projects have direct and open communication with the Committee.

4.6.4	The Committee shall review the resources and budget of any internal control projects to ensure that they are adequate for the successful completion of such internal control projects.

4.6.5	The Committee shall review annually any internal control projects with the persons overseeing internal controls and the persons responsible for such internal control projects and confirm the internal control projects for that financial year.

4.6.6	The Committee shall determine whether the Committee wishes to direct internal control review of any particular subject.

4.6.7	The Committee shall review the findings and recommendations resulting from any internal control projects and, where appropriate, determine that they are being properly implemented.

4.7	Litigation
4.7.1	The Committee shall review with Management and the external auditor and, as considered appropriate by the Committee with outside legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which any such litigation, claim or contingency has been disclosed in the Corporation’s financial statements and disclosure documents.
4.8	Statutory Responsibilities
4.8.1	The Committee shall obtain reasonable assurance from Management about the process for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information.

4.8.2	The Committee shall review the contents of any prospectus or similar document, including the financial statements contained therein, and recommend to the Board the approval of any financial statements contained therein that have not previously been approved.

4.8.3	The Committee shall comply with and carry out the duties of an audit committee as prescribed in applicable legislative and regulatory provisions.
4.9	Reporting
4.9.1	The Committee shall report, through its Chair, to the Board following each Committee meeting on the major discussions of, and decisions made by, the Committee.

4.9.2	The Committee shall report annually to the shareholders on the Committee’s responsibilities and how it has discharged them.
4.10	Whistle Blowing
4.10.1	The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

4.10.2	The Committee shall establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
4.11	Disclosure Policy
4.11.1	With the assistance of the Corporate Governance Committee, the Committee shall develop a disclosure policy for the Corporation that ensures timely and accurate disclosure of material information to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines.
4.12	Risk Management
4.12.1	the Committee shall review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

4.12.1.1	the Corporation’s processes for identifying, assessing and managing the principal risks of the Corporation’s business and operation, including operational risk, structural risk, financial risk, reputational risk and human resources risks, and to review the effectiveness of such systems;

4.12.1.2	the Corporation’s major risk exposures, including financial risk exposure, and the steps the Corporation has taken to monitor and control such exposures; and

4.12.1.3	directors’ and officers’ third party liability insurance coverage.
4.13	Compliance with Laws and Regulations
4.13.1	The Committee shall review regular reports from management and external auditors with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements including:
4.13.1.1	tax and financial reporting laws and regulations;

4.13.1.2	legal withholding requirements; and

4.13.1.3	environmental protection laws and regulations.
4.13.2	The Committee shall discuss with the Chief Legal Officer any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the business of the Corporation, or on the compliance policies of the Corporation.
4.14	General
4.14.1	The Committee shall review this Charter on an annual basis or more frequently, as required. Where appropriate, the Committee shall propose changes to this Charter to the Board.

4.14.2	The Committee shall assess and report annually to the Board the performance of the Committee by comparing the performance of the Committee against this Charter.
March 29, 2007

APPENDIX “B”
COMPENSATION COMMITTEE CHARTER
1.	AUTHORITY
1.1	The Compensation Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) and its primary purpose is to, in consultation with the Chief Executive Officer (“CEO”): 1) establish a plan of continuity for executives and other key employees of the Corporation and its subsidiaries; 2) establish a broad plan of executive compensation that is linked to performance and shareholder value and that is competitive and appropriate to attract, hold, incentivize and motivate the Executive Management and other key employees; and 3) conduct annually a review of the performance of each member of the Executive Management and recommend individual Executive Management compensation.

1.2	For the purposes of this Mandate, “Executive Management” means all officers of the Corporation and officers of subsidiaries of the Corporation which are so designated by the Board in consultation with the CEO.
2.	STRUCTURE
2.1	The Committee shall consist of three (3) or more directors, each of whom shall be independent. In determining whether a director is independent, the Board applies the definition of “independence” as set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices ( “NI 58-101”).

2.2	Pursuant to NI 58-101, a director is considered independent if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Directors in the following six circumstances listed below are considered to have a “material relationship” with the Corporation:
(1)	the director is or has been within the last three years an employee or executive officer of the Corporation or its subsidiaries;

(2)	the director’s immediate family member is or has been within the last three years an executive officer of the Corporation or its subsidiaries;

(3)	the director is a partner or employee of the current internal or external auditor of the Corporation or its subsidiaries, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(4)	the director’s spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is a partner of the internal or external auditor of the Corporation or its subsidiaries, is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(5)	the director, or an immediate family member of the director, is, or has been within the last three years, an executive officer of an entity for whom any of the current executive officers of the Corporation or its subsidiaries serve, or served at that same time, on the entity’s compensation committee; or

(6)	the director or the director’s immediate family member who is employed as an executive officer of the Corporation or its subsidiaries received more than $75,000 per year in direct compensation from the Corporation or its subsidiaries during any 12-month period within the last three years;
provided, however, that a director will not be considered to have a material relationship identified in paragraphs (1) through (6) above if the relationship ended before March 30, 2004 (in the case of a relationship with the Corporation) or before June 30, 2005 (in the case of a relationship with the Corporation’s subsidiaries).

2.3	Members of the Committee shall be appointed for one-year terms and may serve any number of consecutive terms. In appointing members to the Committee, the Board shall consider a diversity of professional backgrounds that includes, where possible, specific expertise in executive compensation. In addition, in appointing members to the Committee, the Board shall, where practical, ensure continuity of membership on the Committee. Members of the Committee are eligible for reappointment at the will of the Board. However, the Board has no obligation to re-appoint any member of the Committee. Members of the Committee, including the Chair of the Committee, can be removed from the Committee during the term of the member at the discretion of the Board.

2.4	The Chair of the Committee shall be appointed by the Board for a one-year term and may serve any number of consecutive terms.

2.5	The Chair shall be responsible for:
2.5.1	convening meetings and designating the time and place for those meetings;

2.5.2	establishing the agenda for the meetings;

2.5.3	ensuring that properly prepared agenda materials are circulated to members in sufficient time for review and consideration prior to the meetings;

2.5.4	presiding over meetings of the Committee and ensuring such meetings are duly convened and conducted in an efficient, effective and focused manner;

2.5.5	reporting to the Board on the major discussions and decisions of the Committee;

2.5.6	providing leadership to the Committee and assisting the Committee in reviewing and monitoring its responsibilities;

2.5.7	the selection of the independent advisor, as further described below; and

2.5.8	attending at the annual general meeting of the Corporation to answer questions relating to executive compensation.
2.6	A quorum shall consist of not less than two (2) members of the Committee. The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

2.7	The Committee shall meet as often as required but not less than three (3) times each year.

2.8	The minutes of Committee meetings shall accurately record the decisions reached, as well as attendance of Committee members at each meeting, and shall be distributed to members of the Board.

3.	RESPONSIBILITIES
3.1	Subject to the powers and duties of the Board, the Board has delegated the following powers and duties to be performed by the Committee on behalf of and for the Board:
3.1.1	The Committee, in consultation with the CEO and the Vice President, Human Resources, shall develop a compensation policy and guidelines for Executive Management, linked to meaningful and measurable performance targets, for recommendation to the Board for its consideration and approval and shall review, on an annual basis, such compensation policy and guidelines for Executive Management and shall recommend any material changes to the Board for its consideration and approval. As part of the development and review of such compensation policy and guidelines for Executive Management, the Committee shall test the linkages between compensation and the performance targets.

3.1.2	The Committee shall, at least on an annual basis, review any proposed organizational changes and report them to the Board.

3.1.3	The Chair of the Committee and the Chair of the Board shall annually review the CEO’s performance with the CEO. Following this process the Chair of the Committee shall prepare a report outlining the CEO’s self performance evaluation and input from the directors, for discussion with the Committee and then the Board.

3.1.4	The Committee shall review the appointment and replacement of officers suggested by the CEO and if in agreement, recommend such appointment or replacement to the Board.

3.1.5	The Committee shall recommend to the Board the appointment and replacement of the President & CEO.

3.1.6	The Committee shall consult with the CEO annually to review the performance of each member of Executive Management, to review and determine the compensation of each member of Executive Management and to recommend such compensation to the Board for consideration and approval.

3.1.7	In consultation with the CEO, the Vice President, Human Resources and others as required, the Committee shall examine, annually or more frequently as required, the roles of Executive Management and recommend to the Board the establishment of new positions or roles within Executive Management when to do so would be beneficial to the Corporation.

3.1.8	In consultation with the CEO, the Vice President, Human Resources and others as required, the Committee shall review and approve, annually or more frequently as required, the Corporation’s succession plans for Executive Management, including specific development plans and career planning for potential successors, and recommend them to the Board.

3.1.9	In consultation with the CEO, the Vice President, Human Resources and others as required, the Committee shall review and recommend to the Board for consideration, approval, and establishment by the Board, employee benefits plans for Executive Management and guidelines with respect to those plans.

3.1.10	Within any guidelines established by the Board, the Committee shall:
3.1.10.1	subject to confirmation by the Board, approve the granting of stock options and performance share units of the Corporation;

3.1.10.2	on at least an annual basis, review and assess the Corporation’s policies, procedures and controls for the grant of options and performance share units and other equity-based awards to ensure compliance with applicable stock exchange rules and securities legislation;

3.1.10.3	subject to approval by the Board, and, if applicable, approval by shareholders, review and recommend any amendments which the Committee considers necessary to the Corporation’s Stock Option Plan and Performance Share Unit Plan;

3.1.10.4	oversee all other administrative requirements with regard to the Corporation’s Stock Option Plan or Performance Share Unit Plan, including the appropriate pricing of options, the proper disclosure of options and performance share units and that, following a grant of options to insiders of the Corporation, such insiders are provided with details of their grants to assist them in compliance with applicable insider reporting requirements; and

3.1.10.5	subject to approval by the Board, review and recommend any other general compensation plan.
3.1.11	Within any guidelines established by the Board, the Committee shall:
3.1.11.1	administer the incentive compensation plans for Executive Management of the Corporation;

3.1.11.2	in consultation with the CEO, designate key employees as Executive Management for the purposes of receiving incentive compensation; and

3.1.11.3	subject to approval by the Board, review and recommend any amendments which the Committee considers necessary to the Corporation’s, or a subsidiary’s, incentive compensation plan.
3.1.12	Subject to Board approval of the establishment of all employee benefit plans and perquisites, and within any guidelines established by the Board with respect to such plans, review and approve benefits and perquisites to be provided under all employee benefit plans including levels and types of benefits, taking into account input and the recommendations of Executive Management.

3.1.13	The Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance against such goals and objectives, and either as the Committee or together with the other independent directors (as directed by the Board), determine and recommend for approval by the Board the CEO’s compensation level based on this evaluation.

3.1.14	The Committee shall review the Charter for the Committee annually for the Committee, and where necessary, recommend changes to the Board.

3.1.15	The Committee shall assess and report annually to the Board the performance of the Committee by comparing the performance of the Committee against this Charter.

3.1.16	The Committee shall ensure shareholders receive complete, accurate, understandable and timely disclosure of all elements of executive compensation, including any post-retirement benefits. Before they are publicly disclosed, review the disclosure in the Corporation’s public disclosure documents relating to executive compensation, including the Corporation’s overall compensation philosophy, matters considered by the Committee in establishing the salary levels, and the amount/quantum of incentive payments, stock grants, options, performance share units, pensions and any other components of executive compensation.

3.1.17	The Committee shall seek independent advice with respect to the Executive Management compensation program as required and compensate the independent advisor for the provision of such advice. The Committee shall pre-approve other work the independent advisor performs at the request of management, if applicable. The Committee shall assess, on an annual basis, the performance of the independent advisor.

3.1.18	The Committee shall hold in camera sessions, without management present, at every Committee meeting and every Board meeting where executive compensation issues are discussed and establish procedures whereby any director has the ability to move the Committee in camera at any time during the meeting. The Committee shall maintain a record of all decisions made during in camera sessions.

3.1.19	The Committee shall have such other powers and duties as delegated to it from time to time by the Board.
March 29, 2007

APPENDIX “C”
CORPORATE GOVERNANCE COMMITTEE CHARTER
1.	AUTHORITY
1.1	At Stratos Global Corporation “Corporate Governance” means the process and structure used to oversee the management of the business affairs of the Corporation with the objective of enhancing shareholder value. The process and structure define the division of power and establish mechanisms for achieving accountability by the Board of Directors (the “Board”) and Executive Management.

1.2	The Corporate Governance Committee (the “Committee”) is a standing committee of the Board and its primary responsibility is to provide a focus on Board governance that will enhance the Company’s performance and ensure proper corporate governance in accordance with applicable guidelines and requirements. This requires assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting and appointing Directors, and providing ongoing development for Directors.

1.3	For the purposes of this Mandate, “Executive Management” means all officers of the Corporation and officers of subsidiaries of the Corporation which are so designated by the Board in consultation with the Chief Executive Officer (“CEO”).
2.	STRUCTURE
2.1	The Committee shall consist of three (3) or more Directors of the Company, each of whom shall be independent. In determining whether a Director is independent, the Board applies the definition of “independence” as set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices ( “NI 58-101”).

2.2	Pursuant to NI 58-101, a Director is considered independent if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment. Directors in the following six circumstances listed below are considered to have a “material relationship” with the Corporation:
(1)	the Director is or has been within the last three years an employee or executive officer of the Corporation or its subsidiaries;

(2)	the Director’s immediate family member is or has been within the last three years an executive officer of the Corporation or its subsidiaries;

(3)	the Director is a partner or employee of the current internal or external auditor of the Corporation or its subsidiaries, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(4)	the Director’s spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is a partner of the internal or external auditor of the Corporation or its subsidiaries, is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of that firm and personally worked on the audit within that time;

(5)	the Director, or an immediate family member of the Director, is, or has been within the last three years, an executive officer of an entity for whom any of the current executive officers of the Corporation or its subsidiaries serve, or served at that same time, on the entity’s compensation committee; or

(6)	the Director or the Director’s immediate family member who is employed as an executive officer of the Corporation or its subsidiaries received more than $75,000 per year in direct compensation from the Corporation or its subsidiaries during any 12-month period within the last three years;
provided, however, that a Director will not be considered to have a material relationship identified in paragraphs (1) through (6) above if the relationship ended before March 30, 2004 (in the case of a relationship with the Corporation) or before June 30, 2005 (in the case of a relationship with the Corporation’s subsidiaries).

2.3	Members of the Committee shall be appointed for one-year terms and may serve any number of consecutive terms. In appointing members to the Committee, the Board shall, where practical, ensure continuity of membership on the Committee. However, the Board has no obligation to re-appoint any member of the Committee. Members of the Committee, including the Chair of the Committee, can be removed from the Committee during the term of the member at the discretion of the Board.

2.4	The Chair of the Committee shall be appointed by the Board for a one-year term and may serve any number of consecutive terms.

2.5	The Chair shall be responsible for:
2.5.1	convening meetings and designating the time and place for those meetings;

2.5.2	establishing the agenda for the meetings;

2.5.3	ensuring that properly prepared agenda materials are circulated to members in sufficient time for review and consideration prior to the meetings;

2.5.4	presiding over meetings of the Committee and ensuring such meetings are duly convened and conducted in an efficient, effective and focused manner;

2.5.5	reporting to the Board on the major discussions and decisions of the Committee; and

2.5.6	providing leadership to the Committee and assisting the Committee in reviewing and monitoring its responsibilities.
2.6	The Committee shall meet as often as required, but not less than three (3) times each year.

2.7	A quorum of the Committee shall consist of not less than two (2) members. The affirmative vote of a majority of members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

2.8	The minutes of Committee meetings shall accurately record the decisions reached, as well as attendance of Committee members at each meeting, and shall be distributed to members of the Board.
3.	RESPONSIBILITIES
3.1	Subject to the powers and duties of the Board, the Board has delegated the following powers and duties to be performed by the Committee on behalf of and for the Board:

3.1.1	Develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, skills and experience of the Board members, retirement dates, the strategic direction of the Corporation and Board succession planning.

3.1.2	Provide from time to time a written description of essential and desired experiences and skills for potential Directors.

3.1.3	In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election to the Board. In making its recommendations, the Committee shall consider the following:
3.1.3.1	the essential and desired skills and competencies of the Board as a whole;

3.1.3.2	the competencies and skills currently represented on the Board by the existing Directors;

3.1.3.3	the competencies and skills that prospective nominees possess in relation to the existing Directors; and

3.1.3.4	the ability of prospective nominees to devote sufficient time and resources to his or her responsibilities as a Director.
3.1.4	Review, monitor and make recommendations regarding new Director orientation and the ongoing development of existing Directors.

3.1.5	Undertake on an annual basis an examination of the size of the Board, with a view to determining the impact of the number of Directors, the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board.

3.1.6	Draft, for Board approval, and maintain and update from time to time as required, a Corporate Governance Manual that includes policies regarding but not limited to the following:
3.1.6.1	the size and composition of the Board;

3.1.6.2	general responsibilities and functions of the Board and its members;

3.1.6.3	the organization and responsibilities of Board committees; and

3.1.6.4	the operations and procedures for Board meetings.
3.1.7	Recommend to the Board an appropriate annual process to evaluate the Board, the Chair of the Board, each of the Committees, the Chair of each Committee and the responsibilities of each of the Directors individually.

3.1.8	Establish and monitor the events or matters that would normally trigger the resignation or retirement of a Director.

3.1.9	Recommend to the Board the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to Directors.

3.1.10	Before they are publicly disclosed, review the disclosure in the Corporation’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any other reports required or recommended on corporate governance.

3.1.11	Recommend to the Board, in consultation with the Chair of the Board, the individual Directors to serve on the various Committees.

3.1.12	Review annually the Charter for the Board, and each of the Committees, and the responsibilities of the Chair of the Board and the CEO, and where necessary, recommend changes to the Board.

3.1.13	Under the authority of the Board, the Committee shall, with respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their board:
3.1.13.1	establish a limit on the number of such boards on which individual members of Executive Management may participate; and

3.1.13.2	receive advance notice of all proposed memberships by members of Executive Management and, in consultation with the Chair of the Board, approve or reject such proposed memberships.
3.1.14	Conduct an annual review and assessment of the performance of the Chair of the Board and in conjunction with the Chair of the Board review annually the performance of each Director.

3.1.15	Develop on an annual basis a forward agenda that outlines the important issues that must be covered by the Board.

3.1.16	Have unrestricted access to Corporation personnel and documents and the resources necessary to carry out its responsibilities.

3.1.17	Monitor conflicts of interest (real or perceived) of both the Board and management.

3.1.18	Review the Corporation’s Insider Trading Policy and make recommendations to the Board regarding any amendments thereto.

3.1.19	Monitor the communication process between the Board and management, including the quality of the relationship between the Board and management, and recommend improvements as deemed necessary or advisable.

3.1.20	Monitor the communication process between the Board and the shareholders and recommend improvements as deemed necessary or advisable.

3.1.21	Review reports from management as to compliance with the Personal Information Protection and Electronic Documents Act (Canada), regulations thereunder, and policies and procedures of the Corporation regarding the protection of personal information.

3.1.22	Assess and report annually to the Board the performance of the Committee by comparing the performance of the Committee against this Charter.

3.1.23	In conjunction with the Audit Committee, develop and review on an annual basis the Corporation’s Code of Ethics and Business Conduct that governs the behaviour of Directors, officers and employees and that sets out a procedure for reporting non-compliance. Monitor compliance with this Code and be responsible for any waivers from compliance with this Code and for the disclosure of any waiver in the Company’s next quarterly report.

3.1.24	Review overall governance principles, monitor disclosure and best practices of comparable and leading companies, and bring forward to the Board a list of corporate governance issues for review, discussion or action by the Board or a committee thereof.

3.1.25	Review, on both an annual and periodic basis, recent Canadian securities law developments (if any) that may impact the Corporation.

3.1.26	Assist the Audit Committee with the development of a disclosure policy for the Corporation that ensures timely and accurate disclosure of material information to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines.

3.1.27	Hold in camera sessions at every meeting of the Committee, where management is not present. The Committee shall maintain a record of all decisions made during in camera sessions.

3.1.28	Seek independent advice with respect to its responsibilities, as required, and compensate the independent advisor for the provision of such advice.

3.1.29	Such other powers and duties as delegated to it from time to time by the Board.
March 29, 2007

Form 52-109F1 — Certification of Annual Filings
I, James J. Parm, Chief Executive Officer of Stratos Global Corporation, certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Stratos Global Corporation (the issuer) for the period ending December 31, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: March 29, 2007

By: Name:	“James J. Parm” James J. Parm
Title:	Chief Executive Officer

Form 52-109F1 — Certification of Annual Filings
I, Alfred C. Giammarino, Chief Financial Officer of Stratos Global Corporation, certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Stratos Global Corporation (the issuer) for the period ending December 31, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and
5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: March 29, 2007

By: Name:	“Alfred C. Giammarino” Alfred C. Giammarino
Title:	Chief Financial Officer